Filed Pursuant to Rule 253(g)(2)

File No. 024-11455

OFFERING CIRCULAR DATED MARCH 30, 2021

M&M MEDIA, INC.

700 Canal Street, Stamford, CT 06902

(917) 587-4981

www.TREBEL.io

UP TO 25,000,000 UNITS, EACH CONSISTING OF 1 SHARE OF CLASS B COMMON STOCK AND 1 WARRANT TO PURCHASE ONE-HALF SHARE OF CLASS B COMMON STOCK

UP TO 25,000,000 WARRANTS THAT ARE INCLUDED IN THE UNITS

UP TO 37,500,000 SHARES OF CLASS B COMMON STOCK, INCLUDING SHARES THAT ARE INCLUDED IN THE UNITS AND SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS

SEE "SECURITIES BEING OFFERED" AT PAGE 72

MINIMUM INVESTMENT FOR UNITS: 1,000 Units ($1,000)

M&M Media, Inc. is offering a maximum of 25,000,000 Units. Each Unit consists of 1 share of Class B Common Stock of the Company, par value $0.0001 (the "Class B Common Stock"), and 1 warrant ("Warrant") to purchase one-half of a share of Class B Common Stock of the Company. We will not issue fractional shares. The Units will be sold at a price of $1.00 per Unit. The shares of Class B Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. This Offering Circular also relates to the 12,500,000 shares of Class B Common Stock issuable upon exercise of the Warrants. The Warrants are exercisable within 12 months from the date of qualification of this offering, after which they will expire. The Warrants will be exercisable at a price of $2.00 for one whole share of our Class B Common Stock, subject to adjustment.

The Units are being offered on a "best efforts" basis, which means that there is no guarantee that any minimum amount will be sold in this offering, and there is no minimum amount we must receive in order to accept proceeds raised in this offering. All funds received as a result of this offering will be immediately available to us for our general business purposes. Because there is no minimum dollar amount of Units that must be sold in order for this Offering to close, there is a risk that we may not receive sufficient proceeds from this Offering to fully and effectively execute on our business plan as described in this Offering Circular. See "Securities Being Offered" at page 72 for additional details.

	Price to Public per Unit or Share	Underwriting Discount and Commissions (1)	Proceeds to Issuer (2)
Per Unit	$1.00	$0.01	$0.99
Shares of Class B Common Stock included in the Units (3)	–	–	–
Warrants included in the Units (3)	–	–	–
Class B Common Stock issuable upon exercise of the Warrants (3)	$2.00	–	$25,000,000
Total Maximum	$50,000,000	$250,000	$49,750,000

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), to act as broker-dealer of record and to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This calculation includes the 1% cash commission payable to Dalmore, but it does not include the one-time expense allowance or the consulting fees payable by the Company to Dalmore. See "Plan of Distribution" for further details.

(2)	Does not include expenses of this Offering, estimated to be $1,825,000. See "Use of Proceeds" and "Plan of Distribution" for a description of these expenses.

(3)	No additional compensation will be received in connection with the shares of Class B Common Stock or Warrants included in the Units offered hereby, nor will any additional commissions be paid on such shares or Warrants. No additional commissions will be paid upon exercise of any Warrants.

This offering (the "Offering") will terminate at the earlier of the date at which the maximum offering amount has been sold, and the date at which this Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission (the "Commission"), the Company will file a post-qualification amendment to include the Company’s recent financial statements. this Offering is being conducted on a best-efforts basis without any minimum target. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

The Company has engaged Prime Trust, LLC (the "Escrow Agent" and “Custodian”) to hold funds tendered by investors and provide other services to our Company. We may hold a series of closings at which we receive the funds from the Escrow Agent and issue the Units to investors.

INVESTING IN THE UNITS OF M&M MEDIA INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE UNITS OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately March 31, 2021.

The Company is following the "Offering Circular" format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012. See "Implications of Being an Emerging Growth Company."

In this Offering Circular, the terms "M&M Media", "TREBEL", "our", "we", "us", and the "Company" refer to M&M Media, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THESE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

Overview

M&M Media, Inc. dba TREBEL was incorporated under the laws of the State of Delaware on May 13, 2014. TREBEL is the creator of "TREBEL Music'' - the only music app that allows users to legally download from a library of over 15 million licensed songs at no cost on Android and iOS smartphones, and listen offline. TREBEL Music is supported by premium advertisers and has strong relationships with the largest record labels in the world, including Universal Music Group, Sony Music Entertainment, and Warner Music Group, which represent approximately 68% of the share of the music recording market and approximately 58% of the share of the music publishing market in 2019, according to Music & Copyright’s annual survey published in May 2020. Our core value to music listeners is our ability to combine on-demand and offline song play, making available at no cost the features that are most essential to billions of music listeners who are unable or unwilling to subscribe to premium services available at no cost.

TREBEL targets the massive market of 3+ billion music listeners worldwide who will not – or cannot – pay for music subscriptions. This audience primarily uses music piracy sites and apps, and video-sharing platforms such as YouTube, both of which deliver sub-optimal experiences for users and inequitable monetization for content owners.

Our mission is to enable billions of people worldwide to access on-demand music and other digital media in a safe and legal environment while capturing billions of dollars lost each year to piracy and music video apps that would otherwise be due to artists and rights holders.

When we launched our service in late 2018, music industry revenues had begun to improve after a long period of decline, with total global recorded music industry revenues increasing to $19.1 billion in 2019 from $17.4 billion in 2018, according to an April 2019 global music report published by the International Federation of the Phonographic Industry ("IFPI"). According to this report, revenue growth was due largely to continuing growth from paid streaming subscription services, which rose 32.9% from 2017 to 2018. While this was an impressive improvement, revenues were still down more than 54% from the $23.8 billion mark the industry posted in 1999, more than a decade earlier. Subscription services were attracting people who had the means and payment mechanisms to pay for music, but billions of people without the means to pay had two choices to listen to their favorite songs - piracy apps that delivered dangerous payloads to users and deprived artists from compensation, and music video apps that streamed music and lyric videos (using pricey data plans) as a substitute for high quality audio recordings. In its Music Listening 2019 report, IFPI reported that 27% of music listeners aged 16 to 64 used unlicensed methods to listen to or obtain music, while 23% used illegal stream ripping services – the leading form of music piracy. According to Edison Research and Triton Digital’s "The Infinite Dial" report published in March 2019, 70% of 12 to 34 year-olds in the United States alone used YouTube to play music in 2019, a number that rises to more than 90% in many emerging market countries.

TREBEL’s goal is to eliminate the need for people to use piracy apps or video apps as substitutes to listen to music they love. TREBEL Music was founded on the idea that on-demand music is more than entertainment; it has healing powers for fans, it is the only source of income for most artists, and it is the most effective connective tissue between advertisers and consumers who develop brand loyalty around the music and artists they love. We developed a system and a patented business model to address the needs of billions of music listeners for whom music is medicine and having access to their music on-demand and offline is not a luxury, but a necessity.

Our Opportunity

According to a Goldman Sachs report published in June 2019, the number of people choosing to listen to music on paid subscription services like Spotify, Apple Music, or Deezer is expected to reach 690 million by 2023. On February 5, 2021, investors drove Spotify’s market value to $58 billion, as Spotify continued to garner dominant market share in the paid subscription market.

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We believe that users who are able and willing to pay for a music subscription should. While the growth of the paid subscription market is significant, we believe our target market is bigger. Newzoo’s 2020 Global Mobile Market Report estimates that 5 billion people worldwide will own smartphones by 2023, resulting in a market of over 4.3 billion mobile users who will not be paying for on-demand music. As subscription growth in mature markets slows, and credit card penetration hovers between 12% - 40% around the world, we believe the next frontier of industry growth will come from improving the experience and monetization of billions of free and on-demand music listeners that represent the largest audience of music consumers worldwide.

TREBEL’s goal is to build significant shareholder value by being the dominant player in this market.

Substantially all of our revenue comes from advertising, and we expect to benefit from a global shift in advertising spending habits. The fastest growing segment in advertising is mobile advertising, which is expected to grow from nearly $189 billion in 2019 to $240 billion in 2022, according to a January 2021 report on Mobile Advertising Spending Worldwide published Statista. One of the major factors driving this growth is the shift of people’s attention from their televisions to their mobile phones. This trend is pronounced among the younger demographic, where our users tend to be concentrated. As a result, we see an opportunity to gain advertising market share from traditional marketing channels such as television and radio in the years ahead.

What Sets Us Apart

Billions of music fans need on-demand music that they can listen to for free, and the majority of them need access to their music offline due to lack of affordable and reliable mobile data plans. Prior to TREBEL Music, these users had two options: connect to Wi-Fi and stream music or lyric videos on YouTube, or resort to piracy to download and play music offline. We believe TREBEL Music is the first and only music app that meets the needs of these music fans, providing a viable alternative to both piracy and music video substitutes.

Our Business Model

TREBEL’s business model can best be described as ad-supported and "multi-modal." We describe our business model as "multi-modal" because we have the capability to generate revenue via TREBEL Music from sales of digital advertising as well as user interactions with branded experiences, and consumption of virtual goods within the TREBEL Music app, akin to mobile games.

We monetize in three ways: (1) display, video, and audio ads, (2) in-app purchases and, (3) brand takeovers and branded experiences where we are monetizing user engagement by driving actions for brands, such as completing surveys and installing apps.

We are still in the early stages of our monetization efforts. Currently, we generate revenue primarily through advertising. Revenues from our other multi-modal monetization sources (i.e. virtual goods, branding activities) have been negligible. We help our advertising partners generate a return on their investment by creating engaging advertising products and branded experiences that reach our growing and desirable audience.

We continue to invest in new and better product features and functionality for our users and believe our investments are leading to higher user engagement and enjoyment. Our users are spending more time with the service each year. On average, each daily user spent 14.9 minutes of online time in the app in Q4 2020 as compared to 12.0 minutes in Q4 2019, representing an increase of 24.1%.

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The Offering

Securities offered:	Maximum of 25,000,000 Units at an offering price of $1.00 per Unit, each Unit consisting of:

1 share of Class B Common Stock, par value $0.0001 per share; and

1 warrant to purchase 1/2 share of Class B Common Stock of the Company (the "Warrants") at an exercise price of $2.00 per share, subject to customary adjustments, over a 12-month exercise period following the date of qualification of this Offering.

Maximum of 12,500,000 shares of Class B Common Stock, issuable upon exercise of the Warrants at an exercise price of $2.00 per share, subject to customary adjustments, over a 12-month exercise period following the date of qualification of this Offering.

Securities Outstanding before this Offering (as of January 31, 2021) (1)

Class A Common Stock	65,945,297 (2)
Class B Common Stock	0
Series Seed Preferred Stock	7,700,000
Series Seed-1 Preferred Stock	6,712,618
Series A Preferred Stock	40,326,704
Series A-1 Preferred Stock	0 (3)
Series A-2 Preferred Stock	0 (4)

(1)	The share numbers provided in this section reflect the number of shares to be outstanding after the planned Stock Split of the Company described in the “Securities Being Offered - Description of Capital Stock” section of this Offering Circular is effected, which is intended to occur prior to the qualification of this offering statement of which this Offering Circular forms a part.
(2)	Does not include (i) shares of Class A Common Stock of the Company issuable upon the exercise of options issued and outstanding pursuant to the Company’s 2014 Equity Incentive Plan; or (ii) 6,493,036 shares of Class A Common stock issuable upon the exercise of warrants outstanding as of the date of this Offering Circular.
(3)	Does not include up to 24,423,832 shares of Series A-1 Preferred Stock issuable upon the conversion of 2019 Promissory Notes outstanding as of January 31, 2021 and warrants to purchase 5,932,531 shares of Series A-1 Preferred Stock as of the date of this Offering Circular.
(4)	Does not include up to 2,111,804 Series A-2 Preferred Stock issuable upon the exercise of warrants outstanding as of the date of this Offering Circular.

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Securities Outstanding after this Offering (1)

Class A Common Stock	65,945,297 (2)
Class B Common Stock	25,000,000 (3)
Series Seed Preferred Stock	7,700,000
Series Seed-1 Preferred Stock	6,712,618
Series A Preferred Stock	40,326,704
Series A-1 Preferred Stock	0 (4)
Series A-2 Preferred Stock	0 (5)

(1)	The share numbers provided in this section reflect the number of shares to be outstanding after the planned Stock Split of the Company described in the “Securities Being Offered - Description of Capital Stock” section of this Offering Circular is effected, which is intended to occur prior to the qualification of this Offering Statement of which this Offering Circular forms a part.
(2)	Does not include (i) shares of Class A Common Stock of the Company issuable upon the exercise of options issued and outstanding pursuant to the Company’s 2014 Equity Incentive Plan; or (ii) 6,493,036 shares of Class A Common stock issuable upon the exercise of warrants outstanding as of the date of this Offering Circular.
(3)	Does not include shares issuable upon exercise of Warrants being sold in this Offering. If all Warrant holders exercise their Warrants, there will be a total of 37,500,000 shares of Class B Common Stock outstanding after this Offering, resulting from the issuance of an additional 12,500,000 shares of Class B Common Stock upon the exercise of the Warrants.
(4)	Does not include up to 24,423,832 shares of Series A-1 Preferred Stock issuable upon the conversion of promissory notes outstanding as of January 31, 2021 and warrants to purchase 5,932,531 shares of Series A-1 Preferred Stock.
(5)	Does not include up to 2,111,804 Series A-2 Preferred Stock issuable upon the exercise of warrants outstanding as of the date of this Offering Circular.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

•	will not be required to obtain a non-binding advisory vote from our members on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden-parachute" votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

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We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since this Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our limited liability company membership interests held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a "smaller reporting company" under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, but are not limited to, the following:

•	We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable
•	We have a limited operating history upon which you can evaluate our performance.
•	The auditor included a "going concern" note in its audit report.
•	We depend upon third-party licenses for sound recordings and musical compositions that are core to our business model. Any loss of these licenses would have a significant negative impact on our business.
•	We may be unable to comply with the complex license agreements to which we are a party, potentially subjecting us to liability under these agreements.
•	We may fail to protect our intellectual property, or third parties may assert infringement or other violations by us of their intellectual property rights
•	We may fail to comply with government regulations, which are subject to change, which could have a negative impact on our business, financial condition, results of operations and cash flows.
•	We are subject to limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;
•	Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
•	Investors in this offering are bound by the governing law and jurisdiction provision contained in the subscription agreement, which limits an investor’s ability to bring lawsuits in connection with this offering.
•	This investment is illiquid.

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RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently more risky than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

Since our inception on May 13, 2014, we have incurred significant operating losses and as of December 31, 2019, had an accumulated deficit of $(12.2) million. For the years ended December 31, 2019 and 2018, our operating losses were $(3.8) million, and $(3.4) million, respectively. We have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright owners for such content. We cannot assure you that we will generate sufficient revenue from the sale of advertising for our music streaming service to offset the cost of our content and these royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses associated with our music streaming service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

From 2018 to 2019, our total revenue grew from $0.96 million to $1.88 million, a rate of around 96%. In the future, we expect that our revenue growth rate may decline because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

•	securing high quality audio and video content from leading music labels, distributors, aggregators, as well as the publishing rights to the underlying musical compositions;
•	our technology infrastructure, including app architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;
•	research and development, including investments in our research and development team and the development of new features;
•	sales and marketing, including a significant expansion of our field sales organization and investment in self-serve advertising tools for brands;
•	international expansion in an effort to increase our user base, engagement, and sales; and
•	general administration, including legal and accounting expenses related to our reporting obligations under Regulation A.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

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We have a limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our Company was incorporated under the laws of the State of Delaware in May of 2014. The likelihood of our creation of a successful business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses may increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC. The loan will mature two years from the date it was issued (April 24, 2022) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. While the Company intends to apply for forgiveness of the funds by meeting these criteria, there is no guarantee it will be successful in doing so. As such, it is possible that the Company may have to repay the entire balance of this loan.

The auditor included a "going concern" note in its audit report.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this Offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

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If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining and expanding our total user base and increasing advertising revenue by effectively monetizing our user base. We must convince prospective users of the benefits of our music streaming service and our existing users of the continuing value of our music streaming service. Our ability to attract new users, retain existing users, and generate revenue from our users depends in large part on our ability to continue to offer leading technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including YouTube, apps that play YouTube music videos, and apps that facilitate music piracy have large user bases, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing music streaming service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our music streaming service and attract and retain users, our revenue will be adversely affected.

In order to increase our advertising revenue, we also seek to increase the size of our music library and the listening time that our users spend on our music streaming service. Growth in our user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment and, ultimately, demonstrates the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our user base, the amount of content downloaded, and the listening time spent by our users, we may be unable to grow our revenues, which may harm the value of your investment.

In order to increase our user base, we will need to address a number of challenges, including:

•	improving our music streaming service;
•	increasing our music catalog size and adding local music and media repertoire;
•	providing users with a consistently high-quality and user-friendly experience;
•	continuing to curate a catalog of content that consumers want to engage with on our music streaming service;
•	continuing to innovate and keep pace with changes in technology and our competitors; and
•	maintaining and building our relationships with the makers of consumer products such as mobile devices.

We may not be able to successfully overcome each challenge, which could have a material adverse effect on our business, operating results, and financial condition.

Moreover, the provisions of certain of our license agreements may require consent to implement improvements to, or otherwise change, our music streaming service. We may not be able to obtain consent from our rights holders to add additional features and functionality to our music streaming service or our rights holders may be delayed in providing such consent, which may hinder our ability to be responsive to our users’ tastes and preferences and may make us less competitive with other services.

We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.

To secure the rights to allow conditional download and play (stream) of sound recordings and the musical compositions embodied therein, we enter into license agreements to obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, and other copyright owners or their agents, and pay royalties to such parties or their agents around the world. Though we work diligently in our efforts to obtain all necessary licenses to stream sound recordings and the musical compositions embodied therein, there is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that we are required to pay pursuant to them, may change as a result of changes in our bargaining power, changes in the industry, changes in the law, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact our business, operating results, and financial condition.

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We enter into license agreements to obtain rights to conditionally download and stream sound recordings, including from multinational entertainment and record label conglomerates who hold the rights to stream a significant number of sound recordings. These include Universal Music Group, Sony Music Entertainment, and Warner Music Group, which own and operate digital rights on behalf of numerous record labels. If we fail to obtain licenses from these organizations, the size and quality of our catalog may be materially impacted and our business, operating results, and financial condition could be materially harmed.

We generally obtain licenses with respect to musical compositions, known as mechanical rights.

With respect to mechanical rights, for example, in the United States, the rates we pay are, to a significant degree, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The rates that the Copyright Royalty Board set apply both to compositions that we license under the compulsory license in Section 115 of the Copyright Act of 1976 (the "Copyright Act"), and to a number of direct licenses that we have with music publishers for U.S. rights, in which the applicable rate is generally pegged to the statutory rate set by the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the "Phonorecords III Proceedings") set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018. The rates set by the Copyright Royalty Board may still be modified if a party appeals the determination and are subject to further change as part of future Copyright Royalty Board proceedings. Based on our estimates and forecasts, we currently believe that the proposed rates will not materially impact our business, operating results, and financial condition. However, if our business does not perform as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable to us, which could negatively harm our business, operating results, and financial condition.

As our business evolves, we may have to obtain public performance rights. In the United States, public performance rights are generally obtained through intermediaries known as performing rights organizations ("PROs"), which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. The royalty rates available to us today may not be available to us in the future.

Licenses provided by two of these PROs, the American Society of Composers, Authors and Publishers ("ASCAP") and Broadcast Music, Inc. ("BMI") are governed by consent decrees relating to decades-old litigations. Changes to the terms of or interpretation of these consent decrees could affect our ability to obtain licenses from these PROs on favorable terms, which could harm our business, operating results, and financial condition.

In other parts of the world, including Latin America, we obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. We cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our users in such countries. In Latin America, we are seeing a trend of movement away from blanket licenses from copyright collectives, which is leading to a fragmented copyright licensing landscape. Publishers, songwriters, and other rights holders choosing not to be represented by collecting societies could adversely impact our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjecting us to significant liability for copyright infringement.

There also is no guarantee that we have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

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Even when we are able to enter into license agreements with rights holders, we cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, our license agreements with certain rights holders and/or their agents may expire while we negotiate their renewals and, per industry custom and practice, we may enter into brief (for example, month-, week-, or even days-long) extensions of those agreements and/or continue to operate as if the license agreement had been extended, including by our continuing to make music available. During these periods, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on our business and could lead to potential copyright infringement claims.

It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, also could have a material adverse effect on our business, financial condition, and results of operations.

We have no control over the providers of our content, and our business may be adversely affected if our access to music is limited or delayed. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.

We rely on music rights holders, over whom we have no control, for the content we make available on our music streaming service. We cannot guarantee that these parties will always choose to license to us.

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group makes up the majority of music consumed globally. Per data published by Midia Research in March 2019, content from these labels accounted for approximately 70% of streams in 2018.

Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders, or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations.

Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our music streaming service.

To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

We are a party to many license agreements which are complex and impose numerous obligations upon us which may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Many of our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	calculate and make payments based on complex royalty structures, which requires tracking usage of content on our music streaming service that may have inaccurate or incomplete metadata necessary for such calculation;
•	provide periodic reports on the exploitation of the content in specified formats;
•	represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;
•	provide advertising inventory;
•	comply with certain marketing and advertising restrictions; and
•	comply with certain security and technical specifications.

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Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include so-called "most favored nations" provisions which require that certain terms (including potentially the material terms) of such agreements are no less favorable than those provided to any similarly situated licensor. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. Additionally, some of our license agreements require consent to undertake certain business initiatives and without such consent, our ability to undertake new business initiatives may be limited. This could hurt our competitive position.

If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results, and financial condition.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

Under our license agreements and relevant statutes, we must pay a royalty to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, identification of the appropriate license holder, size of user base, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. Additionally, we also have license agreements that include so-called "most favored nations" provisions that require that the material terms of such agreements are the most favorable material terms provided to any music licensor, which, if triggered, could cause our royalty payments under those agreements to escalate substantially. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.

Though we are continually assessing the internal controls and systems we use to determine royalties payable, and because determining royalties payable is so complex. We may underpay or overpay the royalty amounts payable to record labels, music publishers, and other copyright owners. Underpayment could result in (i) litigation or other disputes with record labels, music publishers, and other copyright owners, (ii) the unexpected payment of additional royalties in material amounts, and (iii) damage to our business relationships with record labels, music publishers, other copyright owners, and artists and/or artist groups. If we overpay royalties, we may be unable to reclaim such overpayments, and our profits will suffer. Failure to accurately pay our royalties may adversely affect our business, operating results, and financial condition.

Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that we make minimum guarantee payments. As of December 31, 2020, we have estimated future minimum revenue guarantee commitments of $1.425 million. Such minimum guarantees related to our content acquisition costs are not always tied to our number of users or the number of sound recordings and musical compositions used on our music streaming service. Accordingly, our ability to achieve and sustain profitability and operating leverage on our music streaming service in part depends on our ability to increase our revenue through increased advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements that contain minimum guarantees is typically between one and two years. If our forecasts of users and advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our advertising sales do not meet our expectations, our business, operating results, and financial condition also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

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We rely on estimates of the market share of licensable content controlled by each content provider, as well as our own user growth and forecasted advertising revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our music streaming service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to us or difficult or, in some cases, impossible for us to obtain, sometimes because it is withheld by the owners or administrators of such rights. We currently rely on the assistance of third parties to determine this information. If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders.

In the United States, we also rely on the assistance of third parties to issue Notices of Intent ("NOIs") to obtain a compulsory license under Section 115 of the Copyright Act to those copyright owners with whom we do not have a direct license agreement or, in the case of unknown copyright owners, to the United States Copyright Office. The lack of comprehensive and accurate ownership information or the inability to determine which musical compositions correspond to specific sound recordings can cause difficulties in issuing NOIs to the correct parties (including the United States Copyright Office) or serving NOIs in a timely manner and can otherwise cause difficulties in obtaining licenses. This could lead to a reduction of sound recordings available to be streamed on our music streaming service, adversely impacting our ability to retain and expand our user base, and could make it difficult to ensure that we are fully licensed.

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on our music streaming service, may subject us to significant liability for copyright infringement, breach of contract, or other claims.

In 2018, the Music Modernization Act was signed into law in the United States. Title I of the Music Modernization Act (the Musical Works Modernization Act) replaced the existing song-by-song compulsory licensing structure for making and distributing musical works with a blanket licensing system for digital music providers to make and distribute digital phonorecord deliveries (e.g., permanent downloads, limited downloads, or interactive streams). The law went into effect on January 1, 2020, and all digital music distributors in the United States, including the Company, started transitioning to the blanket licensing system administered by the Mechanical Licensing Collective (MLC). Failure to effectively transition to the blanket licensing systems administered by the MLC in a timely manner, and to comply with the new and evolving rules of the new system may subject us to significant liability for copyright infringement, breach of contract, or other claims.

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain users, advertisers, content providers, and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to personal data about our users, business partners, and employees. Like all internet services, our music streaming service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

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In addition, if an actual or perceived breach of security occurs to our systems or a third party’s systems, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by us to maintain the security of data relating to our users, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose users, advertisers, and revenues.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties may assert that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows.

Our ability to provide our music streaming service is dependent upon our ability to license intellectual property rights to sound recordings and the musical compositions embodied therein, as well as related content such as album cover art and artist images. Various laws and regulations govern the copyright and other intellectual property rights associated with sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See "—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our music streaming service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims."

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in territories where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

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Moreover, we rely on multiple software programmers to design our proprietary technologies who may, from time to time, use technologies available under open source licenses. Although we make every effort to prevent the incorporation of open source technologies that would require us to disclose code and/or innovations in our products, we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Finally, some of the content offered on our music streaming service is generated by our users, subjecting us to heightened risk of claims of intellectual property infringement by third-parties if users do not obtain the appropriate authorizations from rights holders.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights we may acquire, and all of our other intellectual property rights, including our intellectual property rights underlying our music streaming service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our technology, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

We currently own the www.trebelmusic.com and www.trebel.io internet domain names and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our music streaming service within that country or, in extreme cases, to elect not to offer our music streaming service in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

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We are at risk of attempts to manipulate or gain unauthorized access to our music streaming service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our music streaming service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators.

We may be impacted by attempts by third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our music streaming service. For example, we may be the target of third parties seeking to provide mobile device users a means to suppress advertisements, which could materially impact our revenue. If in the future we fail to successfully detect and address such issues, it may have artificial effects on our key performance indicators, such as revenue, which underlie, among other things, our contractual obligations with rights holders and advertisers, as well as harm our relationship with advertisers and rights holders. This may impact our results of operations with respect to margins on our business by increasing our cost of revenue without a corresponding increase to our revenue, and could expose us to claims for damages including, but not limited to, from rights holders, any of which could seriously harm our business. Moreover, once we detect and correct such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

We are at risk of artificial manipulation of play counts and failure to effectively manage and remediate such fraudulent plays could have an adverse impact on our business, operating results, and financial condition. Fraudulent plays and potentially associated fraudulent user accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could adversely impact our business, operating results, and financial condition.

We may be subject to attempts by third parties to artificially manipulate play counts. Such attempts may, for example, be designed to generate revenue for rights holders or to influence placement of content on TREBEL-curated playlists or industry music charts. These potentially fraudulent plays also may involve the creation of non-bona fide user accounts or artists. For example, an individual might generate fake users to play songs repeatedly, thereby generating revenue each time the song is streamed; or might utilize fake users to play specific content to create a perception of popularity, and thereby increase the likelihood that such content receives premium placement on our charts and playlists. We may not be successful in detecting, removing, and addressing all fraudulent plays (and any related user accounts). If in the future we fail to successfully detect, remove, and address fraudulent plays and associated user accounts, it may result in the manipulation of our data, including the key performance indicators which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with advertisers and rights holders. In addition, once we detect, correct, and disclose fraudulent streams and associated user accounts and the key performance indicators they affect, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

Our business is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

We are a U.S. Delaware corporation, with offices and/or operations in Mexico, and plans to open offices in Brazil, other Latin American countries, and other countries and territories around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. It also is likely that if our business grows and evolves and our solutions are used more globally, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

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We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, foreign exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access, and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction in which we are subject to regulation, as existing laws and regulations governing issues such as intellectual property, privacy, taxation, and consumer protection, among others, are constantly changing. The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. Compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Moreover, as internet commerce continues to evolve, increasing regulation by U.S. federal and state agencies and other international regulators becomes more likely and may lead to more stringent consumer protection laws, which may impose additional burdens on us. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease user demand for our music streaming service and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, also could hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities for us, resulting in material adverse impacts on our business, operating results, and financial condition.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial condition or results of operations. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our business, operating results, and financial condition could be harmed.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on complexity and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long-term. These decisions may not produce the long-term benefits that we expect, in which case, our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be harmed.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, including Gary Mekikian, our Chief Executive Officer, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

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Our music streaming service depends on effectively working with third-party platforms, operating systems, online platforms, hardware, networks, regulations, and standards we do not control. Changes in our music streaming service or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware, or networks may seriously harm our business.

Our music streaming service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our services must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our music streaming service and increase our cost of doing business. Previously, Federal Communications Commission (the "FCC") "open internet rules" prohibited mobile providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers like us. These rules also prohibited mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. However, on December 14, 2017, the FCC voted to repeal the "open internet rules" and as a result, broadband services are now subject to less U.S. federal regulation. A number of parties have already stated they would appeal this order, and it is possible Congress may adopt legislation restoring some of the "open internet rules." If, as a result of the repeal of "open internet rules," broadband providers in the United States decrease access to certain content, start entering into arrangements with specific content providers for faster or better access over their data networks, or otherwise unfairly discriminate against content providers like us, this could increase our cost of doing business and put us at a competitive disadvantage relative to larger competitors. Additionally, mobile providers may be able to limit our users’ ability to access TREBEL Music or make TREBEL Music a less attractive alternative to our competitors’ applications. If that occurs, our business, operating results, and financial condition would be seriously harmed.

We rely on a variety of operating systems, online platforms, hardware, and networks to reach our customers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products’ functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products on mobile devices. For example, the release of iOS 14 brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers ("IDFA") can be accessed by an app (which is currently expected to come into effect in 2021). Apple’s IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As of October 31, 2020, according to Mixpanel, more than half of iOS devices were running on iOS 14. We expect that app users’ opt-in rate to grant IDFA access will ultimately be approximately 0 to 20%. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level may become significantly limited and app developers may experience increased cost per registration.

We face and will continue to face competition for users and user listening time.

We compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation.

We compete with providers of on-demand music, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. We face competition for users from a growing variety of piracy apps, many of which offer services that seek to emulate our music streaming service by illegally allowing users to separate MP3s from music videos and save them for offline play. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we seek to penetrate.

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We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand music distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our users and advertisers may view as superior. Furthermore, Spotify, Amazon Prime, Apple Music, Deezer, Google Play Music, Pandora, SoundCloud, YouTube and others have free-to-consumer competing services, which may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with music and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also compete for users based on our presence and visibility as compared with other businesses and platforms that deliver music content through the internet and mobile devices. We face significant competition for users from companies promoting their own digital music content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. Mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile application was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our TREBEL Music mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential users away from our music streaming service and toward those of our competitors.

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and applications, as well as traditional advertising channels such as terrestrial radio.

Large internet companies with strong brand recognition, such as Facebook, Google, and Twitter, have significant numbers of direct sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and web and mobile traffic that provide a significant competitive advantage and have a significant impact on pricing for internet advertising and web and mobile traffic. Failure to compete successfully against our current or future competitors could result in loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

Our music streaming service and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our music streaming service and software are highly technical and complex. Our music streaming service may have bugs and errors. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of rapidly updating our products and some errors in our products may be discovered only after a product has been used by users, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software (including, for example, providing mobile device users a means to suppress advertisements and consume content without consuming advertising ), lower revenue, and expose us to claims for damages, any of which could seriously harm our business. See the risk factor in this section titled "— We are at risk of attempts at unauthorized access to our music streaming service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our music streaming service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators." Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments. See the risk factor in this section titled "—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements."

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We also could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays or discontinuations in service arising from our own systems or from third parties could impair the delivery of our music streaming service and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party "cloud" data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our music streaming service and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

We rely upon the Google Cloud Platform and, to a lesser extent, 7Digital PLC to operate certain aspects of our business and to store all of our data, and any disruption of or interference with our use of the Google Cloud Platform could have a material adverse effect on our business, operating results, and financial condition.

Google Cloud Platform ("GCP") provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition. While the consumer side of Google competes with us, we do not believe that Google will use the GCP operation in such a manner as to gain competitive advantage against our music streaming service.

7Digital PLC provides cloud computing services that power the ability to download music onto users’ devices. As of the date of this Offering Circular, we have developed our own in-house technology that allows us to download music onto our users’ devices ourselves. While we intend to be fully-self-sufficient in this regard in the future, as of the date of this Offering Circular, we still rely to a substantial degree on 7Digital PLC to download music onto our users’ devices. We cannot easily switch our music delivery operations to another cloud provider without substantial cost and effort, and, as a result any disruption of, or interference with, our use of 7Digital’s services before we are able to handle this function with our own technology could have an adverse effect on our business, operating results, and financial condition.

If we fail to accurately predict, recommend, and play music that our users enjoy, we may fail to retain existing users and attract new users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

We believe that a key factor contributing to TREBEL’s success is our ability to predict music that our users will enjoy. We have invested, and will continue to invest, resources in refining our content technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict user music preferences and select music tailored to our users’ individual music tastes depends in part on our ability to gather and effectively analyze large amounts of user data. In addition, our ability to offer users songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to our users’ diverse and changing tastes. While we have a large catalog of songs available to stream, we must continuously identify and analyze additional songs that our users will enjoy and we may not effectively do so. Our ability to predict and select music content that our users enjoy contributes to the perceived value of our music streaming service among users and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain users, and sell advertising to meet investor expectations for growth, or to operate the business profitably.

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If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

Our pace of growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to users, advertisers, and business partners and who can increase the monetization of the music played on our music streaming service. Continued growth also could strain our ability to maintain reliable service levels for our users, effectively monetize the music downloaded and played, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

Our ability to increase the number of our users will depend in part on our ability to distribute our music streaming service, which may be affected by third-party interference beyond our control.

The use of our music streaming service depends in part on the ability of our users to access the internet, our website, and our app. Enterprises or professional organizations, including governmental agencies, could block access to the internet, our website, and our application for a number of reasons such as security or confidentiality concerns or regulatory reasons that could adversely impact our user base.

Additionally, we distribute our application via smartphone and tablet application download stores managed by Apple, Google, and Huawei, among others. Certain of these companies are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to our music streaming service through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our music streaming service less desirable or harder to access, for competitive reasons. Furthermore, because devices providing access to our music streaming service are not manufactured and sold by us, we cannot guarantee that these devices perform reliably, and any faulty connection between these devices and our music streaming service may result in consumer dissatisfaction toward us, which could damage our brand.

We rely on advertising revenue from our music streaming service, and any failure to convince advertisers of the benefits of our music streaming service in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•	increasing the number of hours our users spend on searching, downloading, playlisting, and listening to music or otherwise engaging with content on our music streaming service;
•	increasing the number of users of TREBEL Music;
•	keeping pace with changes in technology and our competitors;
•	competing effectively for advertising dollars from other online and mobile marketing and media companies;
•	maintaining and growing our relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us; and
•	continuing to develop and diversify our advertisement platform.

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We may not succeed in capturing a greater share of our advertisers’ core marketing budgets, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets.

Failure to grow the user base and to effectively demonstrate the value of our music streaming service to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition.

Selling advertisements requires that we demonstrate to advertisers that our music streaming service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because users self-report their gender and dates of birth, the personal data we have may differ from our users’ actual gender and ages. If our users provide us with incorrect or incomplete information, then we may fail to target the correct demographic with our advertising. Advertisers often rely on third parties to quantify the reach and usage of our music streaming service. These third-party measurement services may not reflect our true audience, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the key performance indicators that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our music streaming service. Measurement technologies for mobile devices may be even less reliable in quantifying the reach and usage of our music streaming service, and it is not clear whether such technologies will integrate with our systems or uniformly and comprehensively reflect the reach, usage, or overall audience composition of our music streaming service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our music streaming service could be adversely affected. See "—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business."

Negative media coverage could adversely affect our business.

We have received media coverage in the United States, Mexico, and other parts of the world. Unfavorable publicity regarding, for example, payments to music labels, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the use of our music streaming service for illicit, objectionable, or illegal ends, the actions of our users, the quality and integrity of content shared on our music streaming service, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of users and advertisers.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the "TREBEL" brand is critical to expanding our base of users and advertisers, and will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our users and to attract advertisers and content owners, which we may not do successfully. If we do not successfully grow and maintain a strong brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including any failure to keep pace with technological advances on our platform or with our music streaming service, slower load times for our music streaming service, a decline in the quality or quantity of the content available on our music streaming service, a failure to protect our intellectual property rights, or any alleged violations of law, regulations, or public policy.

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We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in the number of our users we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to grow, preserve and enhance consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Our trademarks and other designations of origin are important elements of our brand. We have registered "TREBEL" and other marks as trademarks in the United States and certain other jurisdictions around the world. Nevertheless, competitors or other companies may adopt marks similar to ours, or use our marks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our users. We cannot assure you that our trademark applications, even for key marks, will be approved. We may face opposition from third parties to our applications to register key trademarks in foreign jurisdictions in which we have expanded or may expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe upon their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation

Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

We collect and utilize personal and other information from and about our users as they interact with our music streaming service. Various laws and regulations govern the collection, use, retention, sharing, and security of the data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources in responding to and defending such allegations and claims. Claims or allegations that we have violated laws and regulations relating to privacy and data security could in the future result in negative publicity and a loss of confidence in us by our users and our partners. Such claims or allegations also may subject us to fines, including by data protection authorities and credit card companies, and could result in the loss of our ability to accept credit and debit card payments.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. These new laws also could cause our costs to increase and result in further administrative costs to provide our music streaming service, and impact our ability to generate revenue from targeted advertising that rely on personal information about our users.

In addition, any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations, industry standards, or any security incident that results in the unauthorized release or transfer of personal data may result in governmental enforcement actions and investigations, including fines and penalties, enforcement orders requiring us to cease processing or operate in a certain way, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Such failures could have a material adverse effect on our financial condition and operations. If the third parties we work with (for example, cloud-based vendors) violate applicable laws or contractual obligations or suffer a security breach, such violations also may put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business.

Further, the regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission, and security of personal information by companies operating over the internet have recently come under increased public scrutiny. Changes in regulations or user concerns regarding privacy and protection of user data, or any failure or appearance of failure to comply with such laws, could diminish the value of our music streaming service and cause us to lose users and revenue, which would harm our operating results and may harm the value of your investment.

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We are subject to a number of risks related to credit card and debit card payments we accept.

We may accept payments mainly through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our virtual goods sold in our app, which could cause us to lose users and revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our virtual goods, either of which could harm our business, operating results, and financial condition.

We are subject to a number of risks related to other payment solution providers.

We may accept payments through various payment solution providers, such as telco integrated billings and prepaid codes vendors. These payment solution providers provide services to us in exchange for a fee, which may be subject to change. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting.

We face many risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms.

We are continuing to expand our operations into additional international markets. However, offering our music streaming service in a new geographical area involves numerous risks and challenges. For example, the licensing terms offered by rights organizations and individual copyright owners in countries around the world are currently expensive. Addressing licensing structure and royalty rate issues in any new geographic market requires us to make very substantial investments of time, capital, and other resources, and our business could fail if such investments do not succeed. There can be no assurance that we will succeed or achieve any return on these investments.

We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing music streaming service, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage, and have engaged, in equity and debt financings to secure additional funds. For example, beginning July 2020, we raised approximately $2.6 million through the issuance of multiple convertible notes that may subsequently be converted into equity securities of our Company.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer additional significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class B Common Stock. Any debt financing we secure in the future also could contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

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If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. Dollars, could be adversely affected.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, rental fees, and other operating expenses in both the local currency and U.S. dollars, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars, including Mexican Pesos. We also incur royalty expenses primarily in U.S. dollars, but the corresponding revenues are being generated in local currencies and, as such, the multiple currency conversions will be affected by currency fluctuations, which may result in losses to us. Fluctuations in the exchange rates between the U.S. dollar and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have not engaged in hedging strategies related to foreign exchange risk stemming from our operations.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on our business. Historically, economic downturns have resulted in overall reductions in advertising spending. Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase virtual goods in our mobile application.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in the United States. As of December 31, 2019, we had net operating loss carry-forwards of $9.4 million in the United States relating to federal taxes, and $9.4 million in the United States relating to state taxes. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In addition, in the United States, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code ("Section 382"). In general, an ownership change, as defined by Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Since our formation, we have raised capital through the issuance of capital stock on several occasions, and we may continue to do so after this Offering, which, combined with current or future shareholders’ disposition of our securities, may or may not have resulted in such an ownership change. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.

The Company is party to an agreement that requires the majority of the Company’s United States employees to be located in the State of Connecticut. If the Company is unable to comply with the terms of this agreement, it could result in an adverse effect to the Company’s financial position.

On December 18, 2017, the Company entered into a "Presence Agreement" with Connecticut Innovations, Incorporated ("CII"), a Connecticut-based venture capital firm that provides funding to startups that operate in the state of Connecticut. Pursuant to this Presence Agreement, and as additional consideration for CII making an investment in the Company’s Series A Preferred Stock, the Company agreed to maintain employees in the State of Connecticut at a level above 50% of our total employee headcount in the United States. If the Company does not comply with this requirement, CII will have the right to exercise a "put" right, forcing the Company to repurchase all of the securities of the Company held by CII.

As of the date of this Offering Circular, CII has invested approximately $2 million in the Company. If the Company is unable to maintain a sufficient portion of its workforce in the State of Connecticut, then CII may decide to exercise this "put" right, causing the Company to have to repay up to approximately $2 million to CII. Such an occurrence would have an adverse effect on our Company’s financial condition, and could significantly impede our planned operations.

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Risks Related to the Securities in this Offering

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the Company intends to apply in the future for quotation of its securities on a national exchange, over-the-counter market, or similar exchange, there are a number of requirements that the Company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

Your ability to transfer your securities may be limited.

The Subscription Agreement that investors will enter into, as well as the Warrants, each contain a "market stand-off" provision applicable to shares of the Class B Common Stock in the event of an initial public offering, which may limit or delay an investor’s ability to transfer shares of Class B Common Stock for a period of time surrounding such an offering. See "Securities Being Offered" for further information.

Investors that purchase Units in this Offering later in this Offering period will have a shorter exercise period for their Warrants than investors that purchase closer to the qualification date of this Offering.

The Warrants that comprise part of the Units being sold in this offering are exercisable within 12 months of the qualification date of this Offering Circular by the SEC. For example, if you purchase the Units in this Offering 3 months after the qualification date of this Offering, you will have 9 months to exercise the Warrants you receive as part of your Units. However, if you invest in this Offering 10 months after the qualification date, you will only have 2 months to exercise the Warrants you receive as part of your Units. You should be aware of the amount of time you have to exercise the Warrants you purchase in in this Offering, especially if you invest later in this Offering period, as the Warrants will expire and no longer be exercisable into equity securities of the Company after 12 months have passed from the date of the qualification of the Offering Statement of which this Offering Circular forms a part.

You will incur immediate and substantial dilution in the book value of your shares of Class B Common Stock.

You will suffer immediate and substantial dilution in the net tangible book value of the shares of Class B Common Stock that you receive in this Offering. Assuming an offering price of $1.00 per share of Class B Common Stock, and assuming all the Units representing 25,000,000 shares of Class B Common Stock are sold, investors in this Offering will experience dilution of approximately $0.89 per share of Class B Common Stock in net tangible book value of the Class B Common Stock. In addition, the Company may issue securities in transactions (pursuant to private placements, in connection with angel investments, or otherwise) during or after this Offering that will further dilute the net tangible book value of the shares of Class B Common Stock that you receive in this Offering. See the section entitled "Dilution" for further information.

Investors will be holders of Class B Common Stock and we have issued other classes of stock that have preferential rights over shares of Class B Common Stock.

The shares of Class B Common Stock are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, approving a stock option plan or expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Furthermore, holders of our Preferred Stock have preferential rights to dividends and amounts distributed in a liquidation. In the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid and after payment to the holders of our Preferred Stock. Investors in this Offering will not have these rights and, therefore, in an event of liquidation or winding up of the Company, investors in this offering would have a greater risk of loss of their investment than other shareholders in our Company. See "Securities Being Offered" for a discussion of the relative rights of the holders of our capital stock.

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The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering will be required to hold their securities in a custodial account and enter into a custody account agreement under which they will incur an annual account fee. The Company will not close on an investment and issue shares to any investor that fails to enter into the custody account agreement.

Investors in this Offering will be required to enter into a custody account agreement with Prime Trust, LLC (the “Custodian”), who is also acting as the Company’s Escrow Agent. This will occur after investors' subscriptions have been submitted, including placing their funds in escrow, and AML and KYC checks have been completed. The Company will notify investors when such checks have been completed so they may complete the process. If an investor fails to complete the subscription process by entering into the custody account agreement before the Offering is terminated, the Company will return their funds. See “Plan of Distribution -- Process of Subscribing” for more information. By entering into the custody account agreement, an investor agrees that all securities of the Company acquired by the investor, including the Class B Common Stock and Warrants that form parts of the Units, as well as the shares of Class B Common Stock issuable upon exercise of the Warrants, will be held in the account and that the Custodian will be recognized on the Company’s stock and warrant registers as the holder of record of such securities. Investors will be recorded on the Custodian’s books as “beneficial owners” of the securities. Those beneficial owners will need to issue instructions to the Custodian to transfer, buy, sell, or exercise any of their securities held in the custody account.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

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If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments – A Risky Combination", which explains these and other risks you may want to consider before using a credit card to pay for your investment.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares compared to the effective cash price paid by existing stockholders, after giving effect to the Stock Split (as defined in “Securities Being Offered -- Description of Capital Stock”), including all outstanding stock options and identifying the effective cash price of previously converted instruments. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to existing stockholders than just including such transactions for the last 12 months, which is what the Commission requires. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of December 31, 2020.

	Dates Issued	Issued Shares		Potential Shares	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock:
Class A Common Stock	2014-2020	65,945,297	(1)		65,945,297	$0.00545
Preferred Stock:
Series Seed	2014	7,700,000			7,700,000	$0.09091
Series Seed-1	2015	6,712,618			6,712,618	$0.09682
Series A	2017	40,326,704			40,326,704	$0.17792
Warrants:
Preferred Stock (Series A-2)	2017			2,111,802	2,111,802	$0.09713
Class A Common Stock	2020			6,493,036	6,493,036	$0.02000
Options:
2014 Equity Incentive Plan		3,982,000		16,728,536	20,710,536	$0.03182
Convertible Notes:
2019 Notes (Series A-1)	2019			14,213,639	14,213,639	$0.24870
2020 Notes (Series A-1)	2020			16,044,776	16,044,776	$0.16433
Total Common Share Equivalents		124,666,619		55,591,789	180,258,408	$0.07829
Investors in this Offering, assuming $25,000,000 million raised				25,000,000	25,000,000	$1.00
Total after inclusion of this Offering					205,258,408	$0.19266

(1)	The share numbers in this table reflect the number shares to be outstanding after the planned Stock Split of the Company described in the “Securities Being Offered - Description of Capital Stock” section of this Offering Circular is effected.

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The following table illustrates the dilution that new investors will experience upon investment in the company relative to existing holders of its securities. Because this calculation is based on the net tangible assets of the company, the company is calculating based on its net tangible book value of $(6,239,974) as of June 30, 2020, as included in its unaudited interim financial statements.

	$6.25M Raise	$12.5M Raise	$18.75M Raise	$25.0M Raise
Price per Share	$1.00	$1.00	$1.00	$1.00
Shares Issued	6,250,000	12,500,000	18,750,000	25,000,000
Capital Raised	$6,250,000	$12,500,000	$18,750,000	$25,000,000
Less: Offering Costs	$914,188	$1,218,875	$1,523,563	$1,828,250
Net Offering Proceeds	$5,335,813	$11,281,125	$17,226,438	$23,171,750
Net Tangible Book Value Pre-financing	$(6,239,974)	$(6,239,974)	$(6,239,974)	$(6,239,974)
Net Tangible Book Value Post-financing	$(904,162)	$5,041,151	$10,986,463	$16,931,776

Shares of Common Stock issued and outstanding pre-financing (as of Dec 30, 2020) (1)	124,666,619	124,666,619	124,666,619	124,666,619
Total Post-financing shares issued and outstanding (2)	130,916,619	137,166,619	143,416,619	149,666,619

Net Tangible Book Value per Share prior to offering	$(0.05)	$(0.05)	$(0.05)	$(0.05)
Increase/(Decrease) per share attributable to new investors	$0.04	$0.09	$0.13	$0.16
Net Tangible Book Value per share after offering	$(0.01)	$0.04	$0.08	$0.11
Dilution per share to new investors ($)	$1.01	$0.96	$0.92	$0.89
Dilution per share to new investors (%)	100.69%	96.32%	92.34%	88.69%

(1)	Does not include shares issuable pursuant to outstanding convertible promissory notes, warrants, or shares available under the 2014 Equity Option Plan.
(2)	Does not include shares issuable upon the exercise of the Warrants being sold in this Offering as part of the Units.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

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The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2018 Jane invested $20,000 for shares that represent 2% of a company valued at $1 million.

In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

In June 2019 the company ran into serious problems and in order to stay afloat it raised $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. For example, private placements by, and/or angel investments in, the Company in which the Company issues equity securities or securities that are convertible into the Company’s equity securities may result in significant dilution to investors in this Offering. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION

Plan of Distribution

The Company is offering up to 25,000,000 Units on a "best efforts" basis at a price of $1.00 per Unit. Each Unit consists of one (1) share of Class B Common Stock and one (1) Warrant to purchase one-half (1/2) share of Class B Common Stock. The shares of Class B Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. The minimum investment is $1,000, or 1,000 Units. Of the 37,500,000 shares of Class B Common Stock available under the Offering Statement of which this Offering Circular forms a part, up to 12,500,000 of such shares are issuable upon exercise of the Warrants. Under Regulation A, the Company may only offer $50 million worth of Units, Warrants and shares of Class B Common Stock during a rolling 12-month period.

The Company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or "testing the waters" materials on the offering page that will be located on our website at www.trebel.io/invest. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website www.trebel.io on a landing page that relates to this Offering, www.trebel.io/invest.

This Offering will terminate at the earlier of the date at which the maximum offering amount has been sold and the date at which this Offering is earlier terminated by the Company, in its sole discretion.

The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

The Company has engaged Dalmore Group, LLC ("Dalmore"), a broker-dealer registered with the Commission and a member of FINRA, to perform the following administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC ("Know Your Customer") data, AML ("Anti Money Laundering") and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer;

•	Review each investor’s subscription agreement to confirm such investor’s participation in this Offering, and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation;

•	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

•	Not provide any investment advice nor any investment recommendations to any investor;

•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks); and

•	Coordinate with third party providers to ensure adequate review and compliance.

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As compensation for the services listed above, the Company has agreed to pay Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this Offering, such as, among other things, preparing the FINRA filing in connection with this Offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred or provided to the Company. The Company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this Offering such as coordination with third party vendors and general guidance with respect to this Offering, which will be due and payable immediately after this Offering is qualified by the Commission and the Company receives a No Objection Letter from FINRA. In addition, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in this Offering to support this Offering once the Commission has qualified this Offering Statement and this Offering commences. Assuming a fully-subscribed offering for the Units and all Warrants are exercised, the Company estimates that the total amount payable to Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $20,000, would be $275,000.

Selling Securityholders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Escrow Agent

The Company has entered into an Escrow Services Agreement with Prime Trust, LLC (the "Escrow Agent"). Investor funds will be held by the Escrow Agent pending closing or termination of this Offering. All subscribers will be instructed by the company or its agents to transfer funds by check, wire transfer, credit or debit card, or ACH transfer directly to the escrow account established for this Offering. The company may terminate this Offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving Units; escrowed funds may be returned.

For its services, Escrow Agent will receive fees of approximately $300,000, assuming the maximum amount of $25,000,000 is raised in this Offering from the sale of Units. The Escrow Agent has not investigated the desirability or advisability of an investment in the units nor approved, endorsed or passed upon the merits of purchasing the securities.

Transfer Agent

We have engaged Computershare Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company (collectively, “Computershare” or the “Transfer Agent”) to serve as the transfer agent and registrar for the securities of our Company.

Custodian

We have engaged Prime Trust, LLC to serve as the Custodian for the securities in this Offering. The form of custody account agreement can be found in Exhibit 3.1 the Offering Statement of which this Offering Circular forms a part.

Warrant Agent

We have engaged Computershare to act as the Warrant Agent for the Warrants pursuant to a Warrant Agreement. The form of Warrant Agreement can be found as Exhibit 3.2 to the Offering Statement of which this Offering Circular forms a part.

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Investors’ Tender of Funds

We will conduct multiple closings on investments (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by our escrow agent, Prime Trust and will be transferred to us at each Closing. The form of escrow agreement can be found in Exhibit 8.1 to the Offering Statement of which this Offering Circular forms a part.

Process of Subscribing

You will be required to complete a subscription agreement and a custody account agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an "accredited investor" as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

The custody account agreement will be with Prime Trust, LLC (the “Custodian”), who is also acting as the Company’s Escrow Agent. By entering into the custody account agreement, an investor agrees that all securities of the Company acquired by investor, including the Class B Common Stock and Warrants that form parts of the Units, as well as the shares of Class B Common Stock issuable upon exercise of the Warrants, will be shown on the Company’s stock and warrant registers as held in by the Custodian as the holder of record, and the investors will be recorded on the books of the Custodian as the beneficial owners of the securities. Holders of the Class B Common Stock and the Warrants will need to issue instructions to the Custodian to transfer, buy, sell, exercise any of their securities held in the custody account.

If you decide to subscribe for the Units in this Offering, you should complete the following steps:

1.	Go to www.trebel.io/invest click on the "Invest Now" button
2.	Complete the online investment form and electronically review, execute and deliver to us a subscription agreement.
3.	Deliver funds directly by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.
4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.
5.	Once AML is verified, investors will electronically receive the custody account agreement, which must be reviewed, executed and delivered prior to the investor’s investment being accepted by the Company.

Any potential investor will have ample time to review the subscription agreement and the custody account agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the Company and an investor has provided all necessary information to the Custodian and executed the custody account agreement, the funds may be released by the Escrow Agent. Forms of the subscription agreement and the custody account agreement are filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

If the subscription agreement and/or the custody account agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment or credit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. If an investor fails to complete the subscription process by entering into the custody account agreement before the Offering is terminated, the Company will return their funds.

All funds tendered (by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the Company. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 50% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the "Use of Proceeds" section of this Offering Circular.

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All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent. Subscriptions via credit card will be processed by Prime Trust. The Company estimates that processing fees for credit card subscriptions will be approximately 3.75% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate.

The Company maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event this Offering is oversubscribed in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, there is no maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the Company will send a confirmation of such acceptance to the subscriber.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the Custodian on behalf of an investor. The Custodian will notify an investor when shares are ready to be issued or transferred and the Custodian has set up an account for the investor.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

Section 6 of our subscription agreement (which appears as an exhibit to the Offering Statement of which this Offering Circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

Our subscription agreement provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement. This jury trial waiver applies to claims arising under federal securities laws. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of our shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. By signing the subscription agreement, the investor warrants that the investor has reviewed these waivers with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Market Stand-Off

Our subscription agreement contains a "market stand-off" provision, whereby investors will agree to a "market stand-off" provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering (IPO) and ending on the date specified by the Company and the managing underwriter of the IPO, holders agree not to transfer any shares of stock of the Company without the prior written consent of the managing underwriter. Holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

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USE OF PROCEEDS TO ISSUER

The following table below sets forth the uses of proceeds assuming we raise 25%, 50%, 75% and 100% of the maximum offering amount of $50,000,000 (including the proceeds from the issuance of all Warrant Shares upon exercise of Warrants issued in this Offering). For further discussion, see the section entitled "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operations."

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Units Sold	6,250,000	12,500,000	18,750,000	25,000,000
Total Before Expenses	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Offering Expenses	$1,093,775	$1,578,250	$2,062,625	$2,547,000

Amount of Offering Proceeds Available for Use	$11,406,125	$23,421,750	$35,437,375	$47,453,000

Estimated Expenditure Allocation
Operations	13%	11%	11%	13%
Promotion and Marketing	30%	31%	31%	31%
Content/Royalties	53%	52%	51%	50%
Research & Development	4%	6%	7%	6%

Proceeds from this Offering may be used to pay compensation to executive officers and/or directors of the Company (out of the "Operations" use category). Because this Offering is deemed "best efforts", we may close this Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering. The Company does not intend to use any of the proceeds from this offering to repay holders of convertible promissory notes issued by the Company.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company

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THE COMPANY’S BUSINESS

Overview

M&M Media, Inc. dba TREBEL was incorporated under the laws of the State of Delaware on May 13, 2014. M&M Media, Inc. is the creator of TREBEL Music ("TREBEL Music"). TREBEL Music is the only licensed music app in the world that allows users to legally download over 15 million licensed songs at no cost on Android and iOS smartphones. TREBEL Music is supported by premium advertisers and has strong relationships with the largest record labels in the world, including Universal Music Group, Sony Music Entertainment, and Warner Music Group, which represent approximately 68% of the share of the music recording market and approximately 58% share of the music publishing market in 2019, according to Music & Copyright’s annual survey published in May 2020.

TREBEL targets the massive market of 3+ billion music listeners worldwide who will not – or cannot – pay for music subscriptions. This audience primarily uses music piracy sites and piracy apps, and video-sharing platforms such as YouTube, all of which deliver sub-optimal experiences for users and inequitable monetization for content owners.

Our mission is to enable billions of people worldwide to access on-demand music and other digital media in a safe and legal environment while capturing billions of dollars lost each year to piracy and music video apps that would otherwise be due to artists.

Our users are highly engaged. Our monthly active users have grown 59% year-over-year as of December 31, 2020 to 3.2 million. For the years ended December 31, 2019 and 2020, we generated $1.88 million and $2.33 million in revenue, respectively, representing a growth rate of 23%.

Our Purpose

TREBEL was created on the idea that on-demand music has immense value to all individuals. Throughout society, music is a critical component of cultural expression, and it is one of the most effective channels for advertisers to build brand loyalty by engaging consumers at their point of passion. We believe that individuals who have the means to pay for music should pay, and that those who are unable to pay should have legal and reliable options for consuming music beyond music piracy and free music video streaming platforms whose economic models are often at odds with the priorities of the artist community. It is our belief that a better music alternative should exist, and that limitations of current services make them inadequate for global adoption in a manner that is favorable to music rights holders, artists, and billions of music fans. TREBEL is the product of a multi-year collaboration with the largest music labels and brands in the world. Our ultimate goal is to be the destination of choice for billions of music listeners for whom on-demand and offline music is not a luxury, but a necessity. We believe our patented model will ultimately help us capture billions of dollars lost each year to piracy and video streaming apps, many of which are not compliant with legal and app store requirements. And we will accomplish this while delighting the music listeners.

Our Industry and Opportunity

Overview

We participate in the vast and vibrant digital music industry. According to an April 2019 global music report published by International Federation of the Phonographic Industry (IFPI,) recorded music generated $20.2 billion in global revenue in 2019 and has consistently grown since 2015. Digital – the segment where TREBEL competes - is the largest of the four industry segments outlined by IFPI, generating $12.9 billion of revenue in 2019. Within digital, streaming generated approximately 88% of revenue, or $11.4 billion, with the remainder of digital revenue coming from other formats. Overall, digital grew by 18% in 2019, with streaming increasing by 22.9%.

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Free vs. Premium: The Majority of Global Music Listeners Cannot and Will Not Pay

Most music streaming services today offer a free option with limited features and/or an unpaid trial period designed to convert users to a paid monthly subscription. The free tiers of most major music services operate much like radio in that songs can only be played in shuffle mode (i.e. no on-demand play). Such free services also prohibit offline listening or offscreen song play (i.e. listening while using other apps) unless a user opts to upgrade to the paid tier.

In general, we believe that anyone with a smartphone is a music fan and a potential user of TREBEL Music. According to Goldman Sachs and IFPI, the number of people choosing to listen to music on paid subscription services is expected to reach 690 million by 2023. While this is a significant number, Newzoo estimates that 5 billion people worldwide will own smartphones by 2023, resulting in a market of over 4 billion mobile users will not be paying for music. This is our target market. We believe that users who are able and willing to pay for a music subscription should pay for such a service. However, as subscription growth in mature markets slows, we believe the next frontier of industry growth will come from improving the experience and monetization of billions of free listeners that represent the largest audience of music consumers worldwide.

YouTube Establishes the Need for Ad-supported On-demand Music

YouTube, the video sharing platform, is the largest music service in the world, making up 46% of all on-demand music streaming time worldwide, according to data published by IFPI in April 2018. As the chart below illustrates, the global audience of free music listeners on YouTube dwarfs the listeners on all other music services combined.

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Listening to music on YouTube is popular partly because it is free to the consumer (supported by ads) and contains a catalog of millions of music videos that users play, in many cases, as a substitute for on-demand music. TREBEL Music is the only legal music service other than YouTube that offers a combination of free and on-demand song play. But, TREBEL has an important advantage that no other music service, including YouTube, offers - the ability for listeners to listen to their music offline, without an internet connection, and at no cost.

Digital Piracy is Prevalent and Growing

Stream ripping is the illegal practice of creating a downloadable file from content, such as a YouTube music video, that is available to stream online. Typically, stream ripping takes the form of a short and simple process whereby a user inserts a music video web URL into the field of a website, then taps a "Convert to MP3" button where the audio portion of the video is extracted and downloaded to the user’s device. In recent years, stream ripping has become the most prevalent form of online music copyright infringement. According to a September 2020 research report published by PRS for Music, instances of music piracy from stream ripping websites increased nearly 15 times, or 1390%, from 2016 to 2019; it means that stream-ripping services account for over 80% of the 50 most popular piracy websites. According to Muso, a global media piracy analytics company, there were nearly 30 billion music-related visits to piracy sites in 2018. Additionally, in its Music Listening 2019 report, IFPI surveyed 34,000 Internet users to examine the ways in which music consumers aged 16 to 64 engage with recorded music across 21 countries, which showed that 38% of consumers still access their favorite music via copyright infringement.

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We believe the trend of piracy is particularly prevalent in emerging markets such as Latin America, where mobile data plans are expensive and unreliable, and credit card penetration (to enable payment of music streaming subscriptions) is very low. As evidence of this, on December 31, 2020, six of the top ten free music apps ranked in the Mexican Google Play Store’s "Music & Audio" category were piracy apps, including the #1 app, which ranked ahead of both Spotify and TREBEL Music.

Since the COVID-19 pandemic began, visits to traditional music torrenting platforms — home of malware-ridden peer-to-peer (P2P) downloads — have seen a substantial rise. According to an April 2020 report published by global media piracy analytics company Muso, music-related visits to public torrent sites in India grew 23.43% from February 24, 2020 through March 31, 2020. During this same period, music-related visits to torrent sites grew 18.53% in the UK; 17.54% in Canada; and 7.61% in the European Union.

Despite the growth of paid subscription services, the data show that music piracy is actually thriving. We view music piracy as an underpublicized and overlooked opportunity for us to capture substantial market share. While the exact impact of digital piracy on our service is difficult to quantify, it is our position that by offering a better user experience, we can successfully convert a significant number of stream rippers and illegal downloaders into TREBEL users.

The International Market Opportunity

International markets are a substantial growth opportunity for TREBEL. In the United States, the world’s most mature market, approximately 22% of the population is estimated to be a paying music subscriber, according to data published by Statista in September 2020. By comparison, only 4% to 5% of individuals in Latin America pay for a music subscription, and this figure is estimated to be only 1% to 2% in the Middle East and North Africa. YouTube is the dominant mode of music listening in these regions. The chart below shows that in Mexico and Brazil, two of TREBEL’s target markets, more than 95% of YouTube users access the site specifically to listen to music.

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Socio-Economic Trends in Our Favor

We believe that socio-economic realities ensure that citizens in North America, Latin America, and other international markets will over-index toward no cost music consumption for the foreseeable future. TREBEL is uniquely positioned to capitalize on the following emerging market trends:

Low Credit Card Penetration – The majority of individuals in developing countries have no means to pay for a digital music service. In Brazil, Latin America’s largest economy, approximately 30% of Brazilians over the age of 15 owned a credit card in 2018, according to Americas Market Intelligence. In Mexico, the second largest economy in Latin America, only 25% of Mexicans over 15 years old owned a credit card in 2018, according to a report published by Americas Market Intelligence in 2018. In parts of Southeast Asia, the trend is more dire. According to a January 2020 report published by Statista, only 2% of people in Indonesia over the age of 15 owned a credit card in 2017. By comparison, 61% of Americans had at least one credit card in 2019, according to research published by Experian in July 2020. Lack of credit card ownership in our target markets, particularly among lower socioeconomic classes, has contributed to slow adoption of paid subscription services in those markets and encouraged music piracy and the use of free music services. While we expect credit card penetration in emerging markets to grow, we believe this will be a slow process and that credit cards will be accessible to a minority of the population over the next several years, making emerging markets a significant growth opportunity for TREBEL.

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Expensive Cellular Data Plans – Streaming music, especially videos on YouTube, consumes a significant amount of mobile data. TREBEL’s download and play model ensures that once music is cached on a mobile device, future plays do not eat into a user’s data plan. According to a 2019 report published by Alliance for Affordable Internet (A4AI), in Latin America and Africa, the cost of 1 gigabyte of mobile data is 3.7% and 8% of the average citizen’s monthly income, making streaming music video consumption on the go an expensive proposition. By comparison, this figure is only 0.8% in North America, where music subscription adoption is the highest.

Growing Digital Ad Spend - We expect to benefit as media consumption moves from TV and desktop to mobile devices, pulling with it digital advertising dollars. According to a July 2020 report published by eMarketer, digital ad spending in Latin America more than doubled from $4.18 billion in 2015 to $9.33 billion in 2020, and this figure is projected to reach $10.47 billion in 2023. Moreover, of the top ten countries with the highest digital ad spending growth in 2020, five of them were in Latin American countries (Colombia, Chile, Brazil, Mexico and Argentina), markets we are pursuing aggressively.

Our Growth Strategies

We believe we are still in the early stages of realizing our goal of making on-demand music accessible to billions of people around the world who are unable or unwilling to pay for subscriptions. Our goal is to rapidly grow and monetize our user base while continuing to engage and retain our community.

•	Build Partnerships that Deliver Access to New Users and Territories. In 2018, we signed a commercial agreement with Televisa, one of the largest media companies in Latin America and the largest in Mexico, to help us accelerate expansion and revenue generation in Mexico. We are working to form similar relationships with a major Spanish-language media company that serves more than 50 million Hispanic Americans in the United States, and a major Brazilian media company to help us enter the Brazilian market.

Long-term, such partnerships will be key to entering prime markets in Africa and Southeast Asia, in countries such as the Philippines, Indonesia, and Malaysia, which have high smartphone adoption but low credit card penetration and network connectivity (factors conducive to adoption of our service).

•	Continuously Enhance our Music Streaming Service in Order to Retain and Grow Our User Base. We will continue to (i) invest in research and development, (ii) enter strategic partnerships with businesses that can enhance our content and feature capabilities, and (iii) make our offerings more attractive to existing and prospective users.

•	Disciplined Expansion into New Geographies. We expect to continue to expand geographically. Before launching in a new market, we optimize the TREBEL Music experience for local music preferences. We seek to obtain the rights to popular local content and have local curators where it makes sense.

•	Further Penetrate Our Existing Markets. In aggregate, less than 1% of smartphone users in the countries in which we have active users use our platform, based on estimates from Statista as of October 31, 2020. This statistic is calculated as the number of our monthly active users within a country divided by the total number of smartphone owners in that country. By pursuing initiatives that drive the continued growth of our user base within our existing markets, we hope to take advantage of this current low penetration rate. These initiatives include enhancing our service with new and upgraded features, continuing to improve our playlists, improving the personalization of our music delivery, and expanding our content offerings.

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•	Grow Brand Awareness. We are still in the early stages of building our brand. While our brand awareness has grown in Mexico, we have significant room to increase our brand awareness in the United States and in other geographies through television, partnerships, digital and social media marketing, as well as word-of-mouth referrals. We continue to broaden our demographic appeal by educating music listeners on the compelling value of our service, and seek to become a household name for anyone interested in music streaming.

•	Expand Content Offering. Over the next few years, we are working to make millions of additional music tracks available on our service, primarily from independent labels that have been requested heavily by our users. Additionally, we are exploring other forms of content, such as podcasts, music news summaries, cartoons, audio books, and ebooks, where our patented business model could give us an advantage in acquiring and engaging a large base of new users.

•	Continue to Invest in our Advertising Business. We will continue to invest in our advertising products in order to create more value for advertisers, content owners, and our users by enhancing our ability to make advertising content more relevant for our users. Offering advertisers additional ways to purchase advertising on a programmatic basis is one example of how we continue to expand our portfolio of advertising products. We are also focused on developing analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Principal Products and Services

TREBEL Music

Our primary product is TREBEL Music – a music streaming app that allows users to legally download and play their favorite music at no cost on mobile devices and tablets. With a music catalog of over 15 million songs, TREBEL Music eliminates the need for music lovers to resort to piracy or video streaming apps to listen to their music offline. As of the date of this Offering Circular, TREBEL Music is the Company’s only product or service.

How It Works

TREBEL Music is available for download on both the Apple App Store and Google Play Store in the United States and Mexico, and in the Huawei App Gallery in Mexico. After users download the TREBEL Music app, they create an account by providing their email address (or other credentials) and creating a password. TREBEL Music provides access to limited, on-demand, full-length audio recordings by way of streaming and/or downloads, on an advertising-supported basis. The TREBEL Music system consists of a music download manager and player app, which work on iOS and Android devices.

The TREBEL Music app is a full featured music store, where users can search, browse, preview, and download their favorite music, as well as a music player with an innovative, high-engagement, user interface. The app is also an ad machine that serves ads that balance revenue generation with user experience. Using the TREBEL Music app, a user can search, preview, and download a new song - a time consuming process that creates significant high-attention screen engagement, and in each step consume video, display, or some other type of advertising.

How We Generate Revenue

We believe that TREBEL is the world’s only licensed music service to deliver downloadable music at no-cost to users by using an innovative business model that combines traditional advertising and multi-modal monetization as described below.

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Multi-Modal Monetization Through Gamification

TREBEL is unique in its approach to diversifying potential revenue sources, and not relying completely on advertising to fuel its revenue growth. Like mobile games, our business model and technology is designed to maximize revenue by offering users the opportunity to watch ads, purchase virtual goods, and engage with branded experiences in exchange for consuming premium content such as songs and albums by their favorite artists.

We believe that consumers want choices. They want to be able to decide when to consume advertising in exchange for premium content, and when to engage in micro-transactions and branded experiences to consume the content they love. Games have perfected this business model as billions of dollars per year are spent on virtual goods sold to mobile gamers just at the right time. According to "The State of Mobile in 2020" report published by App Annie, consumers spent $86 billion globally inside of mobile games in 2019, a number which is expected to surpass $100 billion in 2020. We believe that TREBEL can tap into this market through gamification features by offering users “just-in-time” virtual goods – meaning virtual goods that are offered to users at opportunistic times that we believe increases the chance the virtual good will be purchased. We have already started experimenting with sales of virtual goods in TREBEL Music by offering users:

•	“Speed Boosters” that enable users to download music faster than normal. For example, a typical song download can take as much as 20 - 60 seconds, depending on the number of ads being served during music downloads, and a user’s connection speed. TREBEL uses this time to deliver video and display advertising. Speed Boosters allow users to reduce the download time significantly by reducing ad density, and currently, they come in packages of 20, 100, and 200, allowing users to download 20, 100, and 200 songs faster than normal by reducing ad density.
•	Like in games, opportunities to purchase or earn points, which can then be used to consume content, and, in the future, virtual goods that we plan to offer on the platform.

Significant product features are planned to increase gamification capabilities of TREBEL such that when we get to scale, multi-modal monetization will become an important part of our diversified revenue strategy. These include but are not limited to the following “premium” gamification features that we plan to make available to TREBEL Music users for a fee:

•	selling profile personalization for users (e.g. special avatars, color schemes, and other customization tools)
•	early access to new music releases
•	musical micro-games (which will be free to play, but are intended to have in-app purchases similar to other popular mobile games, where users can buy certain boosters and other premium content for a fee)
•	access to live shows and concerts

All of these “premium” features are still in development and have not yet been launched on the TREBEL Music app as of the date of this Offering Circular.

Ad-Supported Monetization

Similar to other mass market mobile services such as Spotify Free, Instagram, and Snapchat, TREBEL Music has no subscription fees and generates revenue from the sale of display and video advertising delivered through advertising impressions. We generally make our advertising inventory available to brand advertisers through digital advertising marketplaces such as Google’s Ad Marketplace, Twitter’s MoPub, and Amazon’s Transparent Ad Marketplace. After we grow to minimum scale, we may enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

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Advertising revenue for TREBEL Music is affected primarily by the number of our users and the total time spent on the app per user. Advertising revenue is also impacted by the demographic profile of our users and our ability to enable advertisers to reach their target audience with relevant advertising in the geographic markets in which we operate. A large percentage of our users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. As we grow our audience, we may offer advertisers "self-serve" options, which should improve the efficiency and scalability of our advertising platform. Additionally, we believe that our largest markets, including North America, Latin America, and Southeast Asia, are among the top advertising markets globally. We believe there is a large opportunity to grow users and gain advertising market share from traditional terrestrial radio and television. According to the "Global Radio Industry" report released by Report Linker in 2020, the United States radio market is estimated to be $13.4 billion, while the global radio market is estimated at $49.5 billion. However, our continuing expansion into new geographic markets will present monetization challenges as entering new territories will require penetrating the local advertising ecosystem normally dominated by Google, Facebook, and local media giants.

Planned Products and Services

TREBEL MAX: Brand Takeover of App For Limited Period of Time

The largest and most important brands in the world have marketing budgets for promoting their products and services through music and artists. We are piloting a brand takeover feature called TREBEL MAX, which will allow brands to take over the TREBEL Music app for days at a time to strengthen their digital relationship with their customers. This service has gained interest from large brands in Mexico, including a pilot implementation at four retail stores in Mexico City belonging to one of the largest retailers in the world. We anticipate opening this feature to the retailer’s other stores in Mexico, numbering in the thousands. We are assuming that current negotiations with the retailer will result in a commercial and technology development agreement in time to facilitate the rollout of TREBEL MAX to the retailer’s stores in Mexico this year. We expect a strong demand from other consumer brands for our TREBEL MAX feature.

TREBEL on The Shelf: TREBEL Music and Knovvmads The Shelf Library App Integration

In 2020, the Company entered into an agreement to develop TREBEL on The Shelf, partnering with Knovvmads, a Spanish software-as-a-service company focused on the public library markets, to create a version for U.S. library users.

Knovvmads is part of a Spanish group of companies that is the leading provider of innovative technology solutions, physical and digital content, and management and consultancy services to more than 3,000 libraries in Spain. The group comprises 4 companies: Infobibliotecas, eFilm Online, LTM Servicios Bibliotecarios and Knovvmads (U.S. branch).

Knovvmads’ ambition is to be a leader in helping libraries adapt to the digital age. Their approach is to provide libraries with a broad digital content offering coupled with innovative consumer experiences that they enable at the libraries they serve. As part of this approach, they created "The Shelf'', an app that houses premium digital content in several categories: eBooks, Magazines, Movies, Documentaries and eLearning tools. Music was a critical category missing from the app. As a result, in Q3 2020, Knovvmads partnered with TREBEL to be able to offer a premium music experience to patrons of its library partners across the United States starting in 2021. According to information published on the American Library Association’s website, there are more than 16,000 public libraries in the United States that house over 50 million patron digital accounts. Moreover, there are an additional 3,800 academic libraries and over 100,000 school libraries in the United States whose patron digital accounts can potentially be served by TREBEL.

As of the date of this Offering Circular, TREBEL is in the process of doing the technology development work to integrate with The Shelf. We expect to complete the development and launch of TREBEL on The Shelf in the US library market in the second half of 2021.

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Gamification

As stated further above, we plan to implement additional product features and virtual goods within TREBEL Music to increase gamification capabilities of TREBEL such that when we get to scale, multi-modal monetization will become an important part of our diversified revenue strategy. Such “gamification” features that we plan to implement include, but are not limited to the following “premium” features and virtual goods that we plan to make available to TREBEL Music users for a fee:

•	selling profile personalization for users (e.g. special avatars, color schemes, and other customization tools)
•	early access to new music releases
•	musical micro-games (which will be free to play, but are intended to have in-app purchases similar to other popular mobile games, where users can buy certain boosters and other premium content for a fee)
•	access to live shows and concerts

We plan to offer certain of these premium features and virtual goods on a “just-in-time” basis, where the offer of the virtual good or feature is triggered off of certain user actions. For example, if a user is searching for a particular artist’s music, we may send that person an offer to purchase a pass to watch an upcoming live concert of that artist, which will be streaming on TREBEL Music.

All of these “premium” features are still in development and have not yet been launched on the TREBEL Music app as of the date of this Offering Circular.

New Forms of Content

Users come to TREBEL primarily to listen to music they love and to discover new music they will enjoy from among the over 15 million tracks available on our service as of December 31, 2020. We believe our platform is extendable to additional forms of content, such as podcasts, which we are exploring adding to the service. We are also investing in tools that will help deliver a more personalized user experience to users in order to drive content discovery, which we view as important to our growth. One of our strengths and one of our challenges for consumers is that we have a significant amount of content available on our service for users to choose from. In order to better utilize that content, we need to be able to help individual users find the content they will love, and we need to help the content find its target audience.

The vast majority of the content we offer to users is licensed to us on a non-exclusive basis. Securing favorable licensing terms with the record companies is key to the long-term success of our business model. As of December 31, 2020, we maintain contracts with the major labels—Universal Music Group, Sony Music Entertainment, and Warner Music Group—and with independent labels such as Ingrooves, Cinq Music Group, Symphonic Distribution, Empire Distribution, TANGO Multimedia, DashGo, and Colonize Media.

Since we operate in countries with different languages and cultures, we have realized that each culture and geography has its own unique listening habits, content, and preferences. We have developed a bespoke strategy for each market, incorporating the unique music traditions of each locale. We are acutely focused on developing relationships with local artists and record companies so that we can integrate them into our ecosystem. This localization is an important component of our strategy for launching in new markets and further growing our users globally.

Marketing

We acquire users through organic channels and digital ad buys using Google AdWords, Facebook, Apple Search Ads, and third party networks that reach potential users on other ad-supported apps and services.

In addition, we receive exposure through various activities facilitated by our media, record label, artist, and app store partnerships. In 2018, we established a multi-year partnership with Mexico’s largest broadcaster, Televisa (analogous to NBC, ABC, CBS or Discovery Network in the United States) that includes a budget to promote TREBEL on Televisa’s television networks, websites, magazines, and social media properties. Televisa’s platforms collectively reach up to 85% of Mexican households. As part of the Televisa commercial agreement, TREBEL Music is consistently featured on the largest TV broadcasts in Mexico. As an example, we receive 2 to 3 weekly segments on a morning show in Mexico called Programa Hoy (the equivalent of the Today show in the United States) that reaches a live audience of over 1 million viewers daily.

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In May 2020, vis-a-vis our Televisa commercial relationship, we were the digital broadcast partner for Se Agradece, a COVID-19 benefit concert for frontline workers that aired simultaneously on Mexico’s largest broadcast network and in our app, where viewers could interact with other music fans and provide real-time commentary during each artist performance. The concert, whose roster is featured in the promotional poster below, featured more than 50 of the largest performing artists in Latin America, such as Camilo, Juanes, Christian Nodal and CNCO.

In October of 2020, TREBEL and Mexico’s largest media company, Televisa, produced a six-episode, music-themed TV show called TREBEL Presenta that aired weekly in October, November, and December of 2020, during primetime on Canal 5, Mexico’s largest broadcast network. The show reached nearly two million viewers each week and established TREBEL as a premium brand that advertisers want to be associated with. The episodes featuring music superstars Camilo, Sebastian Yatra, Anitta, Morat, Jesse & Joy, and Banda El Recodo are available for viewing in their entirety on our YouTube Channel for Mexico, "TREBEL México". Due to the show’s success, we are currently scheduling a second season with expanded air-time to commence in 2021.

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We also receive regular social media mentions from the world’s most popular artists with social media followings in the millions of users. Artists that have publicly mentioned TREBEL Music by name include Black Eyed Peas, David Guetta, Anitta, Camilo, Jason Derulo among others. Many of these mentions appear in a compilation video and are available for viewing individually on TREBEL’s Mexican YouTube channel, TREBEL México.

We also benefit from being included as a featured app in both the Google Play Store and App Store, which we do not pay for. In 2020, TREBEL was included eight times as a featured app in both Mexico’s Google Play Store and App Store.

During 2021, we intend to formalize our marketing efforts through the hiring of an experienced Chief Marketing Officer who will lead the enhancement of our brand’s presence among consumers, artists, advertisers, and label partners. We also intend to collaborate with new strategic partners that have significant reach to help us expand our user base. We are in early discussions with one of the largest media companies in Brazil, and with other Latin American media companies to replicate arrangements similar to the one we have with Televisa in Mexico. These deals would allow us to expand in local Latin markets through earned media, brand deals, and other exposure to new user acquisition and revenue sources.

We are also currently performing pilot campaigns to test the effectiveness and cost efficiency of acquiring users in Mexico through major retailers and media partners. In addition, we are beginning to experiment with traditional out-of-home channels such as billboards. Lastly, we are nearing a deal with a social media influencer company to deploy innovative social marketing campaigns through their network of creators with millions of followers. We plan to concentrate our marketing efforts on one or more of the aforementioned initiatives that achieves maximum user acquisition and optimal cost effectiveness.

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Distribution

TREBEL Music is currently available for download on the Apple app store and Google Play store in the United States and Mexico, and on the Huawei App Gallery in Mexico. The Company has plans for international expansion, beginning with Canada, Brazil, and other Latin American countries.

The Company currently relies on Google Cloud Platform ("GCP") cloud computing service to support its TREBEL Music app and for the provision of various back office operations including user management and reporting. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition. While the consumer side of Google competes with us, we do not believe that Google will use the GCP operation in such a manner as to gain competitive advantage against our music streaming service. A copy of the Company’s agreement with GCP for these cloud computing services is included as Exhibit 6.4 to the Offering Statement of which this Offering Circular forms a part.

The Company also relies on 7Digital PLC for cloud computing services that power the ability to download music onto users’ devices. As of the date of this Offering Circular, we have developed our own in-house technology that allows us to download music onto our users’ devices ourselves, without the need for any services provided by 7Digital PLC. We have not yet implemented our technology at the scale required to handle all of our users’ music downloads, and as such, we still rely on 7Digital PLC to handle a substantial portion of the music downloads for our users. However, we intend to be fully self-sufficient in this regard in the near future, and at such time, will no longer utilize the services of 7Digital PLC for these music downloads. Until that occurs, we continue to rely on the services provided by 7Dgitial PLC. While other similar service providers exist, the cost and effort of switching to another music delivery cloud provider make doing so undesirable, unless absolutely required. As such, any disruption of, or interference with, our use of 7Digital’s services prior to the completion of our own in-house capabilities in this area could have an adverse effect on our business, operating results, and financial condition.

Licensing Agreements

In order to offer music to our users, we generally secure rights both to the sound recordings and the musical compositions embodied therein (i.e., the musical notes and the lyrics). To secure such rights, we obtain licenses from, and pay royalties to, rights holders or their agents. Below is a summary of certain provisions of our license agreements.

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group, which represents the digital rights on behalf of numerous independent record labels. These agreements require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. Rights to sound recordings granted pursuant to these agreements accounted for over 94% of streams for the year ended December 31, 2020. Generally (with certain exceptions), these license agreements have a duration of two years, are not automatically renewable, and apply to the countries we operate in (subject to agreement on rates with certain rights holders prior to launching in new territories). The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms, and in some situations which could constitute a "change of control" of TREBEL. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain "most favored nations'' provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. See "Risk Factors—Risks Related to Our Business—Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition."

We also have direct license agreements with independent labels, as well as companies known as "aggregators" (for example, Ingrooves, Cinq Music Group, Symphonic Distribution, Empire Distribution, TANGO Multimedia, DashGo, Colonize Media, and others). These agreements are limited to certain launch territories. Many of these agreements have financial and data reporting obligations and audit rights.

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Musical Composition License Agreements with Music Publishers

With respect to the underlying musical compositions embodied in the sound recordings we stream, we generally secure reproduction (or "mechanical") rights. In the United States, mechanical licenses can be obtained directly or under the compulsory license of Section 115 of the Copyright Act. Royalty rates for the compulsory license are determined, pursuant to statute, by the Copyright Royalty Board. These rates also apply to some direct licenses with music publishers, in which the applicable rate is linked to the statutory rate. In the United States, all compulsory licenses obtained by TREBEL pursuant to Section 115 of the Copyright Act and direct licenses entered into between TREBEL and music publishers were administered by a third-party company, the Harry Fox Agency.

In Mexico, we have negotiated an agreement with the local collecting society known as EMMAC SACAM to obtain both the mechanical and public performance rights. We cannot guarantee that our licenses with EMMAC SACAM provides full coverage for all of the musical compositions we make available to our users in Mexico. Our license agreements with local collecting societies such as EMMAC SACAM are generally in place for one to two years and provide for reporting obligations on both TREBEL and the licensor and auditing rights for the licensors. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations.

From time to time, our license agreements with certain rights holders and/or their agents, including both sound recording license agreements with major and independent record labels and musical composition license agreements with music publishers, may expire while we negotiate renewals. Per industry custom and practice, we and those rights holders may continue such agreements on a month-to-month basis or enter into other short-term extensions, and/or continue to operate as if the license agreement had been extended (including by continuing to make music available). It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations. See "Risk Factors—Risks Related to Our Business—We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition."

As disclosed above, our license agreements with record labels and music publishers require us to pay royalties and make minimum guaranteed payments for use of licensed content. For the years ended December 31, 2018 and 2019, the total minimum guaranteed payments we were required to pay pursuant to these agreements was approximately $370,000 and $680,000 respectively. The Company paid approximately $670,000 and $1.2 million in royalties under these agreements during these periods. For the year ended December 31, 2020, the total minimum guaranteed payments we were required to pay pursuant to these agreements was approximately $1.09 million. As of December 31, 2020, the Company had paid approximately $1.19 million in royalties pursuant these agreements.

Competition

We face competition from large, well-known content providers that provide free streaming services for music and other content. As a free music service, we also compete largely with digital piracy – i.e. the illegal downloading of music for free through apps and websites.

We compete for the attention of our users on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, advertising load, brand awareness, and reputation. We consider our primary competitors as follows:

Digital Piracy – Stream ripping is the illegal practice of creating a downloadable file from content that is available to stream online. In recent years, it has become the most prevalent form of online music copyright infringement. While the exact scale and impact of digital piracy on our service is difficult to quantify, we believe that by offering a better user experience, we can successfully convert a significant number of stream rippers into TREBEL Music users.

YouTube and YouTube Music Player Apps – YouTube is the largest legal distributor of free, on-demand music worldwide. Its limitless library consists of user-uploaded content, as well as content licensed by music rights holders. As YouTube is a music video streaming site, the playing of music videos as a substitute for audio consumption is very data-intensive, which is a challenge for users with limited and expensive cellular data plans. Moreover, when used on mobile devices, the YouTube app stops audio play when the app is pushed to the background. Lastly, YouTube frequently interrupts play between songs to show video advertising. While TREBEL does not yet have the brand recognition of YouTube, the user experience is significantly better across the aforementioned alternatives.

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Digital Radio and Free Tiers of Paid Subscription Services – Pandora, Spotify, Deezer, and other paid subscription service providers use limited functionality, free tier services as a premium subscriber acquisition channel. Users can listen to music for free, but there are significant limitations to the service designed to encourage the users to upgrade to the paid tier. On these services, users (1) cannot listen to their music offline, (2) cannot select the music they want to listen to, (3) are limited in the number of songs they can skip (if they do not like the song being served up by the service), and (4) their listening experience is interrupted by advertising. TREBEL solves these problems for users who are unable or unwilling to pay for subscriptions.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	We are the Only Licensed Mobile Music App with Free Offline Listening. We enable users to download their favorite songs from our catalog of millions of songs directly to their mobile device and listen without a network connection on planes, subways, and on-the-go. Playing these songs on TREBEL Music does not require expensive mobile data plans.

•	We Allow On-Demand Music Listening. TREBEL Music users are able to listen to any song in our library without any restrictions on time or playback capabilities. By contrast, the free tiers of major music services operate much like radio in that songs can only be played in shuffle mode. YouTube, the most popular music video streaming platform, is the only other service that allows on-demand play at no cost, however, it does not allow offline play.

•	Patented Model That is Difficult to Replicate. TREBEL’s business model utilizes a well-established habit (in our user demographic) of searching, previewing, downloading, playlisting music then using those playlists to listen to their music offline. TREBEL’s patented business model includes delivering advertisements when the user is engaging with the TREBEL Music app in non-music listening activities, such that, when the user listens to music, the listening experience is not normally interrupted by advertising.

•	We Allow Background Play. Mobile phone users need to access other apps, such as email, text, social media, etc., while listening to music in the background. TREBEL Music is the only free and on-demand music player that allows users to play their music in the background while their phone screen is off or while sending text messages, browsing the web or using additional applications. Listening to music on YouTube video player requires users to have the YouTube player open in order to play music, which creates a nuisance for users who want to multitask and listen to music at the same time.

•	We Do Not Require a Data Plan for Song Play. Users in our target emerging markets often lack dependable Wi-Fi networks and must rely on expensive cellular data plans to stream their music. As a music download service, TREBEL Music does not rely on internet connectivity to play songs once they are downloaded to a user’s device.

•	We Have a Unique Song ID feature. TREBEL is the only app that enables users to identify a song playing around them and download it for offline listening instantly. Popular apps like Shazam allow users to ID songs, but users have to have premium subscriptions to access and play the songs.

•	We Enable Longer Phone Battery Life. Streaming music videos kills mobile battery life, particularly on low-end smartphones which much of our audience uses. As a result of our music download model, TREBEL Music uses significantly less battery power than other music apps when playing music.

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•	We Have a Strong Catalog. We continuously add thousands of songs per month to our vast catalog of songs that represent nearly every recorded musical genre, from classical, jazz, rock, pop and hip hop to post punk, Celtic and reggaeton.

•	TREBEL Captures Value for Artists and Content Owners. When billions of music fans resort to piracy or streaming music videos on apps, significant revenue is lost by content owners and creators. TREBEL’s unique model that separates engagement that generates advertising consumption from music listening engagement captures this lost value. The system is designed to monetize users who are unable or unwilling to pay for music subscription services.

•	We Listen to Our Users. We are building a highly-recognized brand by providing a high quality service. We believe one of the strongest contributors to our growth has been our passionate users sharing their positive experiences with their friends, families and other music fans. TREBEL has grown largely by word-of-mouth, and as a result, we have been able to build our brand with relatively low marketing costs.

•	Founder-Led, Seasoned Management Team to Lead Growth. Our leadership team comprises seasoned executives with a proven track record of founding and scaling technology businesses. We are aligned, inspired, and energized by our opportunity to build a next generation consumer technology platform and a preeminent music brand.

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Customers

TREBEL is building a three-sided marketplace with three primary customers whom we serve - our users, our advertisers, and our content providers, such as content owners and artists.

Employees and Consultants

The following table summarizes the number of full-time employees and consultants we had as of December 31, 2018, 2019, and 2020.

	Dec. 31, 2018 (1)	Dec. 31, 2019 (2)	Dec. 31, 2020 (3)
United States	5	7	8
Armenia	10	15	20
Mexico & Colombia	4	7	8

(1)	As of December 31, 2018, we had 2 full-time employees, and no part-time employees. The remainder of our staff were non-employee consultants.
(2)	As of December 31, 2019, we had 3 full-time employees, and 7 part-time employees. The remainder of our staff were non-employee consultants.
(3)	As of December 31, 2020, we had 4 full-time employees, and 6 part-time employees. The remainder of our staff were non-employee consultants.

The following tables summarizes the distribution of our employees and consultants by department as of December 31, 2018, 2019, and 2020.

	Dec. 31, 2018 (1)	Dec. 31, 2019 (2)	Dec. 31, 2020 (3)
General & Administrative	5	8	9
Sales & Marketing	4	6	7
Research & Development	10	15	20

(1)	As of December 31, 2018, we had 2 full-time employees, and no part-time employees. The remainder of our staff were non-employee consultants.
(2)	As of December 31, 2019, we had 3 full-time employees, and 7 part-time employees. The remainder of our staff were non-employee consultants.
(3)	As of December 31, 2020, we had 4 full-time employees, and 6 part-time employees. The remainder of our staff were non-employee consultants.

Since December 31, 2020, the Company has added two (2) additional full-time employees to its staff. As such, as of the date of this Offering Circular, the Company has six (6) full-time employees, six (6) part-time employees, and 24 non-employee consultants.

Government Regulation

We are subject to many U.S. federal and state and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business.

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, consumer protection, content regulation, and other laws and regulations are very stringent and vary from jurisdiction to jurisdiction.

Furthermore, foreign data protection, privacy, consumer protection, content regulation, and other laws and regulations are often more restrictive than those in the United States. It is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely.

For additional information, see "Risk Factors— Our business is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition."

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Intellectual Property

A summary of the intellectual property of the Company is provided in the tables below.

Patents

Patent or Application	Title	Patent / Patent Application Number	Date
U.S. Patent	Electronic media download and distribution using real-time message matching and concatenation (Out business model)	U.S. 8,135,799 B2	Priority Date: 1/11/2006 Filing Date: 1/11/2007
PCT Application	Electronic media download and distribution using real-time message matching and concatenation	Publication number - WO2007082094 A3 Publication type Application - Application number - PCT/US2007/000970	Publication Date: 4/10/2008 Filing Date: 1/11/2007 Priority Date: 1/11/2006
U.S. Patent (Design) Application	Display Screen Or Portion Thereof With A Graphical User Interface For Playing Media While Showing Advertising And Other Content	29/453,100	Filing Date: 4/25/2013

Trademarks

Trademark or Application	Title of Trademark Application	Status (ID Number)	Date of Filing or Registration
U.S. Trademark

Mark: TREBEL

IC 009. US 021 023 026 036 038. G & S: Computer software for the delivery, distribution and transmission of audio, visual and audiovisual content. FIRST USE: 20150715. FIRST USE IN COMMERCE: 20150901

Note: This trademark is subject to co-existence agreement with Treble Media, Inc., who had filed an application for the use of the mark TREBLE (correct spelling of treble) at around the same time as M&M Media, Inc.

		Registered (5169864)	Filing Date: 6/17/2016 Registration Date: 4/28/2017
Mexico Trademark	Mark: TREBEL	Registered (1777798)	Filing Date: 7/28/2016 Registration Date: 7/27/2017

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Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business.

On June 9, 2020, Verizon Media, Inc. filed an action against the Company in the Supreme Court of the State of New York, County of New York asserting breach of contract and other claims. Verizon Media alleges that it inadvertently overpaid the Company for advertising services purchased from the Company and demands the return of the payment. The Company denies the allegations and has asserted counterclaims against Verizon Media for breach of contract.

Apart from the case listed above, the Company is not currently involved in any other litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

The Company leases office space at 700 Canal Street, Stamford, CT 06902, a shared-office space which serves as its headquarters.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

M&M Media, Inc. was incorporated under the laws of the State of Delaware on May 13, 2014. M&M Media, Inc. is the creator of TREBEL Music. We believe TREBEL Music is the only music app in the world that allows users to legally download licensed music at no cost on Android and iOS smartphones and play on their devices. TREBEL Music is supported by advertisers and has licensing agreements with the largest record labels in the world including Universal, Sony, and Warner, which enable listeners to choose from a library of over 15 million songs for on-demand, offline listening. TREBEL Music targets the market of 3+ billion music listeners worldwide who will not – or cannot – pay for music subscriptions. This audience uses video-sharing platforms, such as YouTube, and music piracy apps with sub-optimal user experiences for on-demand listening. Our core value is our ability to combine on-demand and offline song play at no charge, making the most essential paid features of a premium service available for free to a global audience.

Results of Operations

Year ended December 31, 2019 Compared to Year ended December 31, 2018

Revenues. The Company’s revenues for the year ended December 31, 2019 were $1,888,396 compared to $962,793 for the year ended December 31, 2018 – an increase of 96%. This increase was primarily the result of increased monetization of a larger user base across all territories. In connection with this increase in revenues, the Company realized gross profits of $305,767 for the year ended December 31, 2019, compared to ($96,639) for the year ended December 31, 2018.

Operating Expenses. The Company’s operating expenses for the year ended December 31, 2019 were $4,146,588 compared to $3,350,712 for the year ended December 31, 2018 – an increase of 24%. The biggest component of operating expenses were general and administrative expenses, which were $1,784,078 for the year ended December 31, 2019 compared to $1,372,220 for the year ended December 31, 2018. General and administrative expenses included employee and employee-related costs consisting of salaries and benefits for finance, accounting, legal, internal information technology and other administrative personnel. In addition, general and administrative expenses include professional services costs for outside legal and accounting services, facility related costs, supporting overhead costs and other transaction costs. In addition, sales and marketing expenses increased significantly, from $688,292 for the year ended December 31, 2018 to $1,342,520 for the year ended December 31, 2019. These increases were the result of increasing digital marketing of the TREBEL Music app, which led to significant user growth. Research and development expenses remained relatively flat for 2018 and 2019, as the Company spent $1,290,200 and $1,019,990 respectively.

Interest Expense. The Company recorded interest expense of $81,010 for the year ended December 31, 2019, stemming from the issuance of convertible notes during the 2019 fiscal year.

Net Loss. As a result of the foregoing, the Company’s net loss for the year ended December 31, 2019 was $3,779,182 compared to a net loss of $3,443,672 for the year ended December 31, 2018.

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Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019

Revenues. The Company’s revenues for the six months ended June 30, 2020 were $684,049 compared to $562,423 for the six months ended June 30, 2019 – an increase of 22%. This increase was primarily the result of improving monetization rates of the Company’s user base in the TREBEL Music app.

Operating Expenses. The Company’s operating expenses for the six months ended June 30, 2020 were $1,830,821 compared to $1,884,707 for the six months ended June 30, 2019 – remaining relatively flat as headcount didn’t grow materially. The biggest component of operating expenses were general and administrative expenses, which were $743,064 for the six months ended June 30, 2020 compared to $696,319 for the six months ended June 30, 2019. In addition, sales and marketing expenses decreased from $694,224 for the six months ended June 30, 2019 to $552,251 for the six months ended June 30, 2020 as marketing costs reduced across the board. Research and development expenses remained relatively flat for 2019 and 2020, as the Company spent $494,164 and $535,506 respectively.

Gross Profit (Loss). The Company realized a loss of $205,461 for the six months ended June 30, 2020, compared to a loss of $209,999 for the six months ended June 30, 2019.

Interest Expense. The Company recorded interest expense of $84,691 for the six months ended June 30, 2020, stemming from the 2019 Notes (described below) issued during the prior year.

Net Loss. As a result of the foregoing, the Company’s net loss for the six months ended June 30, 2020 was $2,149,679 – a slight increase compared to $2,026,496 for the six months ended June 30, 2019.

Liquidity and Capital Resources

Since inception, the Company has relied on revenues from its operations, as well as raising funds from the issuance of equity and debt instruments to fund its business. As of June 30, 2020, the Company had $574,659 cash on hand and a negative working capital of $(6,131,664) and could continue to incur additional losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. During the next twelve months, the Company intends to fund its operations with funding from revenues from its operations and issuance of the securities in this Offering.

We expect our current capital will be able to fund operations for the next 6 months. If we raise 25% of the maximum offering amount, we expect we will be able to fund our operations for the next 24 months without raising additional capital. If we raise more than 50% of the maximum offering amount, we expect we will be able to fund our operations for the next 36 months. If we raise 75% or more of the maximum offering amount, we expect we will be able to fund our operations for the next 48 months. If the Company raises less than 25% of the maximum offering amount, we expect that the amount of time we will be able to continue our operations without raising additional capital will decrease in proportion to the amount raised, with a minimum of 6 months of operations before requiring additional capital.

The Company’s audited financial statements for the years ended December 31, 2019, and 2018, as well as its unaudited interim financial statements for the six months ended June 30, 2019 and 2018 have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operations since inception. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern. If we are unable to obtain sufficient amounts of additional capital or raise sufficient proceeds from this offering, we may be required to reduce the scope of our planned operations, which could harm its business, financial condition, and operating results.

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Issuances of Equity, Convertible Notes, and Warrants

Equity

Series A Offering

During the year ended December 31, 2017 the company conducted an offering of its Series A Preferred Stock, which was led by CII. On December 17, 2017, the Company closed this offering, selling a total of 40,326,704 shares of Series A Preferred Stock. The Series A Preferred Stock is entitled to cumulative dividends of 5% per annum. At June 30, 2020 and 2019, accrued dividends payable to the holders of the Series A Preferred Stock were $947,371 and $559,458, respectively.

In exchange for CII’s investment in the Company’s Series A Preferred Stock, the Company and CII entered into a "Presence Agreement" dated December 18, 2017, pursuant to which the Company agreed to maintain employees in the State of Connecticut at a level above 50% of our total employee headcount in the United States. If the Company does not comply with this requirement, CII will have the right to exercise a "put" right, forcing the Company to repurchase all of the securities of the Company held by CII. The redemption price the Company would have to pay for such securities would be (i) for the shares of Series A Preferred Stock, the higher of the fair market value ("FMV") of such securities or $0.17792 per share; (ii) for the promissory note, all principal and outstanding interest on the note, assuming a 12% rate of return, compounding annually from the issuance date; and (iii) for the warrants owned by CII, an exercise price equal to the higher the FMV of such securities or $0.17792 per share.

As of the date of this Offering Circular, the Company maintains employees in the State of Connecticut at a level above 50% of its total employee headcount in the United States, and therefore CII does not currently have the right to exercise this put right.

Shares Issued for Services

During the year ended December 31, 2019, the Company issued 1,136,069 shares of its Class A Common Stock for services rendered by consultants/employees, recognizing compensation expenses of $36,059. Compensation expense related to these issuances was based on the estimated fair value of the Company’s Class A Common Stock at the time of issuance. These shares are subject to a vesting schedule, typically four years, and subject to continued services.

During the six months ended June 30, 2020 and 2019, the Company did not issue any shares of its equity securities for services to the Company.

Shares Issued for Marketing

During the year ended December 31, 2019, the Company issued 6,230,400 shares of Class A Common Stock to a strategic partner for future marketing services, booking a prepaid marketing asset of $203,904. Marketing expenses will be booked against the asset as the Company utilizes the services.

Convertible Notes

2019 Convertible Notes

In 2019, the Company conducted an offering of convertible notes (the "2019 Notes") in which raised proceeds totaling $3,174,885.

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The 2019 Notes bear interest at 5% per annum, originally had a 13 month-term and contains both optional and automatic conversion features. An automatic conversion into shares of the Company’s equity securities is triggered upon the Company’s next "Qualified Financing", defined as a transaction or series of transactions in which the Company raises at least $6,000,000 in gross proceeds from the issuance of the Company’s preferred equity securities prior to the maturity date. In such instance, the 2019 Notes will automatically convert into a number of shares of the preferred stock sold in the Qualified Financing equal to the amount of principal and unpaid interest on the note then outstanding, divided by the lesser of: 1) 80% (20% discount) of the price paid per share at which the such shares of preferred stock are issued to cash investors in the Qualified Financing; and 2) $40,000,000 divided by the total number of shares of the Company immediately prior the Qualified Financing on a fully diluted basis. If such Qualified Financing does not occur prior to the maturity date of the 2019 Note, then at the option of the holder, the 2019 Notes may be converted into shares of Series A-1 Preferred Stock of the Company equal to (i) the principal and interest outstanding on the note as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the note, calculated on a fully diluted basis. Finally, unless earlier converted or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes.

Lock Up: In connection with an initial public offering (IPO) of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, each of the purchasers of the 2019 Notes agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any equity securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering.

Of the 2019 Notes, $105,000 in principal of the notes were issued by the Company in exchange for consulting/advisory services to the Company, whereby no cash was received. The 2019 Notes related to advisory services were for services rendered in 2019. The value of these notes was recorded as a compensation expense during 2019.

In 2020, the Company entered into a series of additional convertible note agreements totaling $360,000, on the same terms as the original 2019 Notes. As of June 30, 2020, the Company has issued a total of $3,534,885 worth of 2019 Notes, all of which are still issued and outstanding, having not yet been repaid or converted.

Interest expense related to these notes for the year ended December 31, 2019 was $80,433, and was $84,691 for the six months ended June 30, 2020

If all holders of 2019 Notes converted their notes into shares of Series A-1 Preferred Stock of the Company, it would result in the issuance of an additional 14,269,752 shares of Series A-1 Preferred Stock of the Company, based on the principal and accrued interest balance of $3,805,271.84 the outstanding 2019 Notes of the Company as of January 31, 2021.

The 2019 Notes were recently amended to extend maturity to July 1, 2022. Further, should the Company succeed in raising at least $5,000,000 pursuant to this Offering (a “Qualified Offering”), the 2019 Notes will be automatically converted into shares of Series A-1 Preferred Stock at a conversion price of $0.26667 which would have been the conversion price had the 2019 Notes converted into Series A-1 Preferred Stock immediately prior to this Offering at a $40,000,000 valuation. The holders of 2019 Notes have also agreed that none of the proceeds of this Offering will be used to repay the 2019 Notes. Should no Qualified Financing or Qualified Offering occur prior to July 1, 2022, upon the election of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes, all of the 2019 notes could become due and payable by the Company.

2020 Convertible Notes

Beginning in July 2020, the Company entered into a series of convertible note agreements (the “2020 Notes”) totaling $2,636,689.

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The 2020 Notes bear interest at 5% per annum, originally had a 13 month-term and contains both optional and automatic conversion features. An automatic conversion into shares of the Company’s equity securities is triggered upon the Company’s next "Qualified Financing", defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds from the issuance of the Company’s preferred equity securities prior to the maturity date. In such instance, the 2020 Notes will automatically convert into a number of shares of the preferred stock sold in the Qualified Financing equal to the amount of principal and unpaid interest on the note then outstanding, divided by the lesser of: 1) 80% (20% discount) of the price paid per share at which the such shares of preferred stock are issued to cash investors in the Qualified Financing; and 2) $40,000,000 divided by the total number of outstanding shares of the Company immediately prior the Qualified Financing on a fully diluted basis. If such Qualified Financing does not occur prior to the maturity date of the 2020 Note, then at the option of the holder, the 2020 Notes may be converted into shares of Series A-1 Preferred Stock of the Company equal to (i) the principal and interest outstanding on the note as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the note, calculated on a fully diluted basis. Further, unless earlier converted or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of the holders of the majority of the aggregate outstanding principal balance of the 2020 Notes.

Additionally, for each $50,000 in principal amount of the 2020 Notes, the purchaser received a warrant to purchase the securities offered in the Qualified Financing equal to 0.075% of the total number of shares of the Company outstanding immediately prior to such next Qualified Financing on a fully diluted basis (the “2020 Warrants”). The purchase price of each share of the Qualified Financing securities will equal 70% of the price per share. The 2020 Warrants will expire five years after the initial closing of the Qualified Financing. The 2020 Warrants were recently amended to specify that upon a Qualified Offering, the 2020 Warrants will be exercisable for Series A-1 Preferred Stock at an exercise price of $0.26667 per share and an expiration date of five years after a Qualified Offering.

The 2020 Notes were recently amended to extend maturity to July 1, 2022. Further, upon a Qualified Offering, the 2020 Notes will be automatically converted into shares of Series A-1 Preferred Stock at a conversion price of $0.26667 which would have been the conversion price had the 2020 Notes converted into Series A Preferred Stock immediately prior to this Offering at a $40,000,000 valuation. The holders of 2020 Notes have also agreed that none of the proceeds of this Offering will be used to repay the 2020 Notes. Should no Qualified Financing or Qualified Offering occur prior to July 1, 2022, upon the election of the holders of the majority of the aggregate outstanding principal balance of the 2020 Notes, all of the 2020 notes could become due and payable by the Company.

Right of First Offer: Each purchaser of the 2020 Notes is also granted the right to purchase an additional 2020 Note equal to the same principal amount as the original 2020 Note purchased and will receive a warrant upon the same terms, as applicable. This Right of First Offer expires on the earlier of February 15, 2021 or the initial closing of the next Qualified Financing.

Lock-Up: In connection with an IPO of the Company and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, each purchaser of the 2020 Notes agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any equity securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the IPO.

As of January 31, 2021, there was $2,707,758 in principal and accrued interest outstanding on the 2020 Notes, none of which have yet been repaid or converted.

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Warrants

March 2017 Issuance. On May 9, 2017, the Company issued a warrant to purchase the Company’s Preferred Stock to an unrelated, third-party strategic partner of the Company. This warrant expires May 9, 2027, is exercisable into 2,111,804 shares of the Company’s Series A-2 Preferred Stock at an exercise price of $0.09713 per share. As of December 31, 2019, this warrant is fully vested, and may be exercised at any point by the holder. As of the date of this Offering Circular, the Warrant has not yet been exercised.

March 2020 Issuance. On March 27, 2020, the Company issued a warrant to an unrelated, third-party strategic partner of the Company. The warrant is exercisable at any time into a number of shares of the most senior class of Preferred Stock authorized by the Company at the time of exercise representing 3.59% of the fully diluted, converted equity capitalization as of the date immediately preceding the closing of the Company’s next round of preferred stock financing in which the Company receives at least $10 million in gross proceeds (the "Next Round").

The exercise price for this warrant is equal to 80% of the price per share of the securities issued in the Next Round - however the Company will reimburse the holder for any amount paid in excess of $0.00001 per share, so effectively the warrant is exercisable for $0.00001 per share. The warrant vests 75% after one year, and the remaining 25% vests after two years. As part of the warrant, the holder has the right to buy-up to 3.59% of the Company in any subsequent round at the then-current price if the Next Round is not completed by the two-year anniversary of the warrant.

Exercise of the warrant is contingent on the Company raising over $10 million in one round of preferred stock financing. As the Company has no plans about when and if it will conduct another round of preferred stock financing, recognition of this warrant for accounting purposes has been deferred until such time as the contingency is resolved.

The warrant expires on March 27, 2030 and is still outstanding as of the date of this Offering Circular.

December 2020 Issuance. On December 11, 2020, the Company issued a warrant to a related-party company that is a strategic advisor of the Company, Green Forest Properties LTD ("Green Forest"). Adrian Sada Cueva, a director of the Company, and is sole owner of Green Forest. The warrant expires on December 11, 2030. Features of the warrant include the following.

•	Exercisable into 6,493,036 shares of the Company’s Class A Common Stock
•	Exercise price is $0.02
•	With respect to 4,869,777 shares of Class A Common Stock subject to this warrant, vesting will occur over a 24 month period beginning August 2020. The remaining balance will vest upon the condition that the Company completes a round of financing at a pre-money valuation of at least $500 million and the lead investor is referred by the holder of the warrant.

As of January 31, 2021, this warrant is still outstanding, and may be exercised for a total of 1,420,352 shares of Class A Common Stock of the Company.

PPP Loan

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC. The loan will mature two years from the date it was issued (April 24, 2022) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. No payments on this loan are due for six months from the issuance date. Thereafter, the loan balance must be repaid within 18 months, in monthly installments. As of the date of this Offering Circular, the entire balance of the $47,900 loan is outstanding.

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Trend Information

As music subscription growth in mature markets slows, we believe the next frontier of music industry growth will come from improving the experience and monetization of billions of people using piracy apps and free music video apps that represent the largest portion of the audience of music consumers worldwide. In 2018, we formed a commercial relationship with Televisa, the second largest media company in Latin America and largest in Mexico, to help us accelerate expansion and revenue generation in Mexico. Through Q4 2021, we aim to reach six million monthly active users in Mexico while pursuing a partnership with another major Latin American media company to fuel growth in additional markets such as Brazil, Argentina and/or Colombia. We expect the majority of our Latin America growth to occur in 2022, during which we plan to penetrate as many as ten Latin American markets. By 2023, we anticipate pursuing a similar media-partnership model to enter key markets in Southeast Asia, such as the Philippines, Indonesia, and Malaysia, which have high smartphone adoption but low credit card penetration and network connectivity - factors conducive to adoption of our service.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and member approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our members could receive less information than they might expect to receive from more mature public companies.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Offering Circular, the Company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Gary Mekikian	Chief Executive Officer	57	May 13, 2014
Robert Vanech	Chief Financial Officer and Chief Revenue Officer	52	April 5, 2017
Board Members
Gary Mekikian (1)	Director	57	May 13, 2014
Tigran Mekikian (2)	Director	46	May 13, 2014
Adrián Sada Cueva (3)	Director	45	May 13, 2014
Kevin Crowley	Director	45	December 1, 2017

Significant Employees
Corey Jones	Head of Music & Engagement	37	January 1, 2021
Luis Soto (4)	Head of Latin America	46	March 1, 2021
Aram Mesrobyan	Head of Growth & Administration	35	January 1, 2021
Kevin Mills (4)	Head of Latin America Operations	38	January 1, 2021
Camila Vargas (4)	Head of Product	25	August 1, 2019

(1)	Gary Mekikian was elected to his position as a director pursuant to the terms of a Voting Agreement dated December 18, 2017 between the Company and the majority of the Company’s capital stock (the " Voting Agreement"). Pursuant to the Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect the current Chief Executive Officer of the Company as a Director. Mr. Mekikian, holding the position as CEO at the time, was therefore elected pursuant to this agreement as a Director (the CEO Director).

(2)	Tigran Mekikian was elected to his position as a director pursuant to the terms of the Voting Agreement. Pursuant to the Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect an individual designated by founder of the Company, Gary Mekikian. Tigran Mekikian was the individual designated by the founder to be a Director of the Company (the Founder Director).

(3)	Adrian Sada Cueva was elected to his position as a director pursuant to the terms of the Voting Agreement. Pursuant to the Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect an individual designated by the holders of the majority of the Series Seed Preferred Stock of the Company. Adrian Sada Cueva was the individual designated by such holders to be a Director of the Company (the Series Seed Director).

(4)	These individuals are full time contractors of the Company.

Pursuant to Voting Agreement, the Company’s Board of Directors must have an Independent Director. Currently, the Independent Director position is open, but the Company intends to name a director as its Independent Director in the near future.

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Gary Mekikian, Chief Executive Officer, Director

Gary Mekikian is the CEO and co-founder of TREBEL. He is a serial tech entrepreneur with over 25 years of experience as a co- founder and executive of several companies.

Prior to co-founding TREBEL in 2014, Gary co-founded and served as CEO of GATeIC, a semiconductor IP company that developed algorithms for digital signal processing, from 2005 to 2013. From 1999 to 2002, Gary co-founded and served as CEO and Chairman of answerFriend Inc. (which became InQuira,) a natural language processing technology company, which was acquired by Oracle. Prior to InQuira, Gary joined the founding team at i-Cube as Head of Sales, a provider of electronic business transformation services, which went public and was subsequently acquired by Razorfish, Inc. in 1999.

Gary is an avid music fan and plays the piano. He earned his MS from Stanford University’s Graduate School of Business, and BS in Electrical Engineering from the University of Southern California’s School of Engineering.

Robert Vanech, Chief Financial Officer and Chief Revenue Officer

Robert (Bob) Vanech is the Chief Financial Officer and Chief Revenue Officer of TREBEL. He has over 25 years of experience as a co-founder, executive and board member of numerous companies in the technology, media and telecom sectors.

Prior to joining TREBEL in 2017, Bob served as the Chairman and founding CFO of Zealot Networks, a multi-platform media distributor for content creators, from 2014 to 2016. At Zealot, he led the company’s $100 million fundraising effort and the acquisition of 17 digital media properties, including 4 digital music companies and 6 ad monetization companies. Before Zealot, Bob was a co-founder, CEO and Director at CADFORCE Inc, a global architecture and engineering technology services firm in Los Angeles, from 2002 to 2010. Prior to CADFORCE, he served as President and Director of Eureka Broadband Corporation, a telecom infrastructure and services company he founded which sold to Broadview Networks for over $100 million.

Bob has been recognized as a nationally-ranked professional Scrabble player. He earned his BS degree in Finance from the Carroll School of Management at Boston College, and lives in Venice, CA with his wife and children.

Corey Jones, Head of Music & Engagement

Corey Jones is a co-founder of TREBEL and oversees editorial strategy and artist & label relations. In addition, he is responsible for all aspects of user engagement and retention, including the company's CRM marketing efforts.

Prior to co-founding TREBEL in 2014, Corey spent seven years in private equity and investment banking. From 2009 to 2012, he was a Senior Associate at Century Park Capital Partners, a Los Angeles-based private equity firm that invests in family businesses and owner-operated companies, where he led due diligence and financial analyses to support the execution of growth equity and buyout transactions. While at Century Park, Corey served as a Board Member of Ryan’s Express, a provider of chauffeured transportation services, and as a Board observer to four additional companies in the tradeshow, medical device, retail and packaging industries.

Corey is a marathon runner and music enthusiast. He has also performed as a bass and guitar player in several live bands. Corey holds an MBA from Stanford University’s Graduate School of Business and a BA in Economics from Duke University.

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Luis Soto, Head of Latin America

Luis Soto is a co-founder of TREBEL and heads up the Company’s Latin American operations, including Mexico. He has over 20 years of experience in the digital media industry where he has led critical transitions and growth for Mexico’s most important media companies.

From 2017 to 2021, Luis served as the VP of Digital for Televisa, the largest Spanish-language content producer and distributor in the world. He was responsible for the successful relaunch of the OTT platform blim TV as well as increasing the monetizable audiences on the websites and mobile apps across Televisa’s three verticals: News, Entertainment, and Sports. During his tenure at Televisa, Luis grew O&O audiences by over 130% and scaled the online cross-platform video operation to reach 50% of Mexico’s internet population. Luis joined TREBEL as a consultant and co-founder on March 1, 2017, while he was also employed by Televisa. He intends to join TREBEL full time in March 2021.

Prior to Televisa, in 2016 and part of 2017, Luis led all aspects of online strategy and digital content for Grupo Reforma, one of Mexico’s most influential media companies.

Luis is an active kiteboarder and snowboarder. He holds an MBA from Stanford University and a MS from Columbia University’s School of International and Public Affairs.

Kevin Mills, Head of Latin America Operations

Kevin Mills is the Head of Latin America Operations for TREBEL and is responsible for executing and managing partnerships in the Americas for the company with a focus on Mexico. He is actively involved in building our partnership with Televisa, and executing campaigns for brands and agencies across Latin America. Kevin took on this responsibility at the start of 2021, and previously, during 2019 and 2020 worked as a consultant for TREBEL securing important partnership agreements and opening up the Mexico market for TREBEL.

Prior to joining TREBEL, in 2017 and 2018, Kevin served as Managing Director, Strategy and Operations at Televisa where he was responsible for restructuring within the Content Division. Before that, Kevin served as the Vice President of Digital Strategy and other roles at Univision Communications Inc. since 2013.

Kevin, an avid sports fan, enjoys golfing with his 3-year old son. Kevin holds a Bachelor’s degree in Communications and Journalism from Universidad de La Sabana located in Bogota, Colombia and is a graduate of the Advanced Management Program in Media and Entertainment from IESE Business School in New York and Barcelona, Spain.

Aram Mesrobyan, Head of Growth and Administration

Aram is the Head of Growth and Administration of TREBEL, leading growth marketing and administrative efforts by leveraging his past experience managing performance marketing and corporate finance divisions.

Aram joined TREBEL in September 2018. Prior to TREBEL, he worked at Oversee.net from 2010 to 2018, where he was a VP/General Manager at Oversee.net, responsible for the Consumer Finance business unit as well as Corporate Finance & Development. He started his career at Wachovia/Wells Fargo Bank as a financial analyst.

Aram is a private pilot, flying single engine airplanes. He holds a B.A. in Economics from UCLA and is a CFA Charterholder.

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Camila Vargas, Head of Product

Camila Vargas has served in various positions at TREBEL since March 2019 including designing our User Experience and Product, deploying and managing our Customer Support systems and team, and managing our Internship Program. Since late in 2019, Camila has served as our Head of Product, leading significant improvement of the product on millions of phones worldwide.

Prior to TREBEL, Camila worked for Hidden Brain, a program at National Public Radio in 2018 and 2019, and also was a research assistant at Duke University from 2016 to 2018.

Camila is the consummate creative and collector; her collections include teddy bears, neon “Open” signs, and maps from all over the world. Camila holds a BA with an interdepartmental major in Psychology and Visual Media from Duke University where she graduated Summa Cum Laude.

Tigran Mekikian, Director

Tigran Mekikian is a board member of TREBEL, a position he has held since May 13, 2014. Since 2015, he has been the Senior Director of Demand Partnerships at Media Alpha, a leading marketing technology company that connects brands with consumers when they are ready to purchase.

Tigran holds a BA in Political Science from the University of Southern California.

Adrian Sada Cueva, Director

Adrian is a board member of TREBEL, a position he has held since May 13, 2014. Since 2013, he has served as the CEO of Vitro, the largest glass producer in Mexico and one of the largest glass products companies in the world. He serves on numerous corporate and civic boards, including Banorte Financial Group, one of the largest commercial banks in Mexico, and the University of Monterrey in Mexico.

Adrian holds a MS from Stanford University’s Graduate School of Business and earned his undergraduate degree from Tecnológico de Monterrey (ITESM) in Mexico.

Kevin Crowley, Director

Kevin is a board member of TREBEL, a position he has held since 2017. He is a Senior Managing Director of Investments, at Connecticut Innovations (CII). Since joining CII in 2006, Kevin has led investments in, Torigen Pharmaceuticals, Affinimark Technologies, Cara Therapeutics (IPO), CaroGen Corporation, Discover Video, HistoRx (sold to Genoptix), Intelligent Clearing Network, Oil Purification Systems, Oxford Performance Materials, Perosphere, Precipio Diagnostics (IPO), Rapid Oxygen and Solais Lighting (sold to PowerSecure),BioWave Corporation, Point Pickup, WellLinks, Inc., Mininvasive Orthopedics Solutions, OmniCyte and others. He was on the board of Standing Stone when it was sold to Alere.

Kevin is a founding member and on the board of the UConn Innovation Fund, a partnership with Webster Bank, UConn and CII that makes investments in UConn-related technologies.

He managed CII’s $46 million BioFacilities Fund, which invested in wet laboratory space for bioscience companies, and managed CII’s two incubator laboratories in Science Park in New Haven. Kevin was also involved in the establishment of the Connecticut Stem Cell Fund and managed CII’s PreSeed program, which makes investment in very early-stage companies with small convertible-debt instruments.

Family Relationships

Directors Gary Mekikian and Tigran Mekikian are brothers.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Gary Mekikian	Chief Executive Officer	-	$250,000 (accrued)	$250,000 (accrued)
Robert Vanech	Chief Financial Officer	$216,000	$25,370	$241,370

For the fiscal year ended December 31, 2019, Gary Mekikian earned a salary of $250,000, which he was not paid, and has accrued as an unpaid compensation obligation of the Company. None of this compensation was for his services as a director of the Company. As of December 31, 2019 and June 30, 2020, total accrued unpaid salary owed to Mr. Mekikian totaled $1,464,292 and $1,599,141, respectively.

Gary Mekikian’s compensation has been deferred because paying it would have jeopardized the Company’s ability to continue as a going concern. The Company will make payment once the going concern subsides, subject to approval from the Board. After the completion of this Offering, Mr. Mekikian, upon approval by the Board, will be offered to sign an employment agreement entitling him to receive $25,000 per month in cash compensation, plus bonus (terms of such bonus are yet to be determined). Proceeds from this Offering may be used to pay the compensation to the Company’s executive officers and directors, including Mr. Mekikian’s deferred salary.

Other than the compensation listed above, no other compensation was provided to the executive officers of the Company for their services to the Company in such capacities. In addition, no directors of the Company have received compensation from the Company for their services as directors of the Company.

2014 Equity Incentive Plan, as Amended

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan, as amended (the "2014 Plan").  The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our Class A Common Stock.  The 2014 Plan was recently amended and up to 20,710,536 shares of our Class A Common Stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2019 and 2018, the Company granted 2,497,000 and 1,034,000 stock options, respectively, under the 2014 Plan to various advisors and employees, respectively. Of the total stock options issued in 2019, 1,408,000 were granted to an employee on the condition that certain performance milestones were met. No portion of these shares has vested and the Company does not expect the performance obligation to be met. The total grant fair value of options granted in 2019 and 2018 was $19,244 and $18,044, respectively. The granted options had an exercise price of $0.03182-$0.03273, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period or performance-based vesting.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of January 31, 2021, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities. The following table has been prepared to give effect to the assumed Stock Split of the Company described in the “Securities Being Offered” section of this Offering Circular.

Name and Address of Beneficial Owner (1)	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (8)
Gary Mekikian	Class A Common Stock	37,035,801	0	56.16%
All officers and directors as a group (5 total)	Class A Common Stock	43,293,910	2,434,894 (2)	69.34%
Adrian Sada Cueva (3)	Series A Preferred Stock	10,195,977	0	25.28%
Connecticut Innovations, Inc.	Series A Preferred Stock	5,618,800	0	13.93%
Univision Communications Inc., 8551 NW 30th Terrace, Miami, FL, 33122 (4)	Series A Preferred Stock	5,562,612	0	13.79%
All officers and directors as a group (5 total)	Series A Preferred Stock	10,476,917	0	25.98%
Adrian Sada Cueva (3)	Series A-1 Preferred Stock	0	7,878,383 (5)	25.95%
Connecticut Innovations, Inc.	Series A-1 Preferred Stock	0	5,962,734 (6)(7)	19.64%
All officers and directors as a group (5 total)	Series A-1 Preferred Stock	0	8,895,377	29.30%
Adrian Sada Cueva	Series Seed Preferred Stock	1,650,000	0	21.43%
All officers and directors as a group (5 total)	Series Seed Preferred Stock	2,200,000	0	28.57%
Adrian Sada Cueva	Series Seed-1 Preferred Stock	2,065,723	0	30.77%
All officers and directors as a group (5 total)	Series Seed-1 Preferred Stock	2,427,238	0	36.16%

(1)	The address of all beneficial owners is the Company’s headquarters, 700 Canal Street, Stamford, CT 06902, unless otherwise noted.
(2)	Represents up to 2,434,894 shares acquirable as of June 30, 2021 pursuant to the Green Forest Warrant Agreement the Company entered into on December 11, 2020. Pursuant to this agreement, Green Forest has the right to acquire up to a total of 6,493,036 shares of Class A Common Stock over a 2 year vesting period. Adrian Sada Cueva is the owner of Green Forest.
(3)	Represents securities owned by Green Forest. Adrian Sada Cueva is the owner of Green Forest.
(4)	Represents shares held by Univision Interactive Media, Inc. (“UIM”), a wholly-owned subsidiary of Univision Communications Inc., a Delaware corporation. As the owner of UIM, Univision Communications Inc. may be deemed to be the beneficial owner of the shares of Series A Preferred Stock of the Company held by UIM.
(5)	Represents shares issuable upon the conversion of 2019 Notes, the 2020 Notes and the 2020 Warrants held by Green Forest, which, at the election of Green Forest at any time or automatically upon a Qualified Offering, are convertible into 7,878,383 shares of Series A-1 Preferred Stock of the Company.
(6)	Connecticut Innovations, Inc. led the Company’s Series A Preferred Stock round. Kevin Crowley is an employee of Connecticut Innovations, Inc. and disclaims beneficial ownership of the shares.
(7)	Represents shares issuable upon the conversion of the 2019 Notes, the 2020 Notes and the 2020 Warrants held by Connecticut Innovations, Inc., which, at the election of Green Forest at any time or automatically upon a Qualified Offering, are convertible into 5,962,734 shares of Series A-1 Preferred Stock of the Company.
(8)	Based on 65,945,297 shares of Class A Common Stock, 40,326,704 shares of Series A Preferred Stock, 7,700,000 shares of Series Seed Preferred Stock and 6,712,618 shares of Series Seed-1 Preferred Stock issued and outstanding as of January 31, 2021. Assumes 30,356,363 shares of Series A-1 Preferred Stock are issuable upon the conversion of 2019 Notes, the 2020 Notes and the 2020 Warrants if all noteholders and warrant holders elect to convert as of January 31, 2021.

The Company notes that, pursuant to the Voting Agreement described in the "Securities Being Offered" section of this Offering Circular, holders of the Company that are party to the Voting Agreement agree to vote their shares of capital stock according to the terms of the Voting Agreement. Additionally, there is a provision in the Voting Agreement which provides that, with respect to certain matters, if the parties to the Voting Agreement do not vote their shares on those matters as required by the Voting Agreement, the Chief Executive Officer of the Company is granted a proxy to vote those holders’ shares as required by the Voting Agreement. These matters are detailed in the Voting Agreement, and relate specifically to:

•	Election of members of the Board of Directors of the Company;
•	Increasing the number of authorized shares of Common Stock of the Company; and
•	Votes regarding the sale of the Company.

Solely with respect to these matters, in the event holders do not vote their shares as required by the Voting Agreement, our Chief Executive Officer (currently, Mr. Mekikian) would be granted a proxy to such holders’ shares in accordance with the terms of the Voting Agreement. Such proxy does not give the Chief Executive Officer any discretion on how to vote the shares – rather, the Chief Executive Officer is given the power to vote the shares as required by the Voting Agreement.

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The following table summarizes the voting power of each of the shareholders listed in the table above as of January 31, 2021.

Name and Address of Beneficial Owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable (3)	Voting Power (4)
Gary Mekikian	38,228,256	1,017,006	25.98% (5)
Adrian Sada Cueva	14,154,613	10,313,277	16.20%
Connecticut Innovations, Inc.	5,618,800	5,962,734	7.67%
Univision Interactive Media, Inc.	5,562,612	0	3.68%
All officers and directors as a group (5 total)	58,398,065	11,330,271	46.17%

(1)	The address of all beneficial owners is the Company’s headquarters, 700 Canal Street, Stamford, CT 06902.
(2)	Represents shares of all classes of equity securities of the Company held by the beneficial holders listed below.
(3)	Represents equity securities acquirable by the beneficial holders listed in the table above.
(4)	Based on 65,945,297 shares of Class A Common Stock, 40,326,704 shares of Series A Preferred Stock, 7,700,000 shares of Series Seed Preferred Stock and 6,712,618 shares of Series Seed-1 Preferred Stock issued and outstanding as of January 31, 2021. Assumes 30,356,363 shares of Series A-1 Preferred Stock are issuable upon the conversion of 2019 Notes, the 2020 Notes and the 2020 Warrants if all noteholders and warrant holders elect to convert as of January 31, 2021.
(5)	Pursuant to the Voting Agreement described in the "Securities Being Offered" section of this Offering Circular, Gary Mekikian is granted a proxy, and has the right to vote the shares of the holders of the Series A Preferred Classes of the Company in certain circumstances to enforce the terms of the Voting Agreement, as described above. In the case of such an event, Mr. Mekikian’s voting power would increase to over 90% based on the outstanding shares of the Company as of January 31, 2021.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On May 6, 2019, the Company entered into a Convertible Note Purchase Agreement with Green Forest, a company owned by Adrian Sada Cueva, a director of our Company. Pursuant to this agreement, the Company issued a convertible promissory note to Green Forest dated May 28, 2019 in the total principal amount of $435,000, with the same terms as the 2019 Notes issued by the Company to other investors, described in the "Management’s Discussion and Analysis" section of this Offering Circular. The note has a maturity date of July 1, 2022. As of January 31, 2021, the note has not been repaid, and the total outstanding balance on the note is $471,588.

On May 23, 2019, the Company entered into a Convertible Note Purchase Agreement with Gary Mekikian, the Chief Executive Officer of the Company. Pursuant to this agreement, the Company issued a convertible promissory note to Mr. Mekikian dated May 23, 2019 in the total principal amount of $250,000, with the same terms as the 2019 Notes issued by the Company to other investors, described in the "Management’s Discussion and Analysis" section of this Offering Circular. The note has a maturity date of July 1, 2022. As of January 31, 2021, this note has not been repaid, and the total outstanding balance on the note is $271,199.

On July 1, 2020, the Company entered into a Convertible Note and Warrant Purchase Agreement with Green Forest. Pursuant to this agreement, the Company agreed to issue to Green Forest on same date a convertible promissory note in the principal amount of $1,000,000, and issue a warrant to purchase a number of shares of Preferred Stock of the Company issued in the Company’s equal to 1.5% of the Company’s issued and outstanding capital stock on a fully-diluted basis. The terms of the convertible promissory note issued to Green Forest is identical to the terms of the 2020 Notes issued by the Company to other investors, described in the "Management’s Discussion and Analysis" section of this Offering Circular. The note has a maturity date of July 1, 2022. The warrant may be exercised into shares of Preferred Stock issued in the next Qualified Financing of the Company at a price equal to 70% of the price per share of the securities sold in the Qualified Financing. The warrant expires five years after the initial closing of the Qualified Financing. The warrant was recently amended to specify that upon a Qualified Offering, the warrant will be exercisable for Series A-1 Preferred Stock at an exercise price of $0.26667 per share and an expiration date of five years after a Qualified Offering. As of January 31, 2021, the total outstanding balance on this Green Forest convertible note is $1,029,315.

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SECURITIES BEING OFFERED

The Company is offering up to 25,000,000 Units, each consisting of one (1) share of Class B Common Stock and one (1) Warrant exercisable to purchase one-half (1/2) share of Class B Common Stock, at a price of $1.00 per Unit. Our Units will not be certificated and the shares of our Class B Common Stock and the Warrants that are components of such Units will be immediately separable and will be issued separately in this Offering.

The price of our Units has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our Units may not be in any way indicative of the Company’s actual value or the value of the Class B Common Stock and/or the Warrants following the completion of this Offering.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants included in the Units. The Warrants are subject in all respects to the provisions contained in the Warrants and the warrant agreement (the "Warrant Agreement") between us and our warrant agent, Computershare (or "Warrant Agent"), each filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Form

The Warrants will be issued as individual warrants to purchasers of the Units.

Amount

Each purchaser of a Unit will receive a Warrant exercisable into one-half (1/2) share of Class B Common Stock at a price of $2.00 per share, subject to customary adjustments.

Exercisability

Each Warrant is exercisable to purchase one-half share of Class B Common Stock of the Company at any time commencing on the issuance date of the Warrant, and terminating at 5:00 p.m., Pacific Time, on the first anniversary of qualification of the Company’s Offering Statement for this Offering. The Warrants may be exercised upon delivery by the Custodian, upon receipt of instructions from a beneficial owner (an investor in this Offering or such investor’s transferee), of an exercise notice at the offices of the Warrant Agent. A Warrant holder may only exercise its warrants for a whole number of shares of Class B Common Stock. No fractional shares will be issued upon exercise of Warrants.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent. Exercise of the Warrants will be conditional upon the Company maintaining the qualification of an Offering Statement covering such exercise. In addition, the Warrant holders will be subject to a "market stand-off" agreement in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO of the Company and ending on the date specified by the Company and the managing underwriter of the IPO, Warrant holders agree not to transfer any shares of Class B Common Stock or other securities of the Company held by the holders, or securities convertible or exercisable or exchangeable for securities of the Company, without the prior written consent of the managing underwriter. Warrant holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

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Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Class B Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Class B Common Stock, including any voting rights, until the holder exercises the Warrant.

Amendments

Except as set forth in the Warrant Agreement, the terms of a Warrant may be amended or waived with the written consent of the Company and the Warrant holder. The Company and the Warrant Agent may amend or supplement the Warrant Agreement without the consent of any holder for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Warrant Agreement or the Warrants, (ii) evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in the Warrant agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the Company for the benefit of the Warrant holders or surrendering any right or power conferred upon the Company under the Warrant Agreement, or (viii) amending the Warrant Agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the Warrant holders in any material respect.

Description of Capital Stock

The following description summarizes the most important terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of M&M Media, Inc.’s amended and restated certificate of incorporation and bylaws, copies of which have been filed as Exhibits 2.1 and 2.2, respectively, to the Offering Statement of which this Offering Circular forms a part. For a complete description of M&M Media, Inc.’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws of the Company and to the applicable provisions of Delaware law.

The Company intends to effect an 11-to-1 stock split of its outstanding Common Stock (the “Stock Split '') and to authorize a new class of shares, Class B Common Stock, that will comprise a part of the Units it intends to offer in this Offering. As of the date of this Offering Circular, the Company has not yet authorized the Stock Split or the shares of Class B Common Stock that will comprise a part of the Units in this Offering. The Company intends to amend its current Certificate of Incorporation to authorize 37,500,000 shares of Class B Common Stock of the Company prior to the qualification of this Offering by filing a Certificate of Amendment with the State of Delaware, which will include the Company’s Amended and Restated Certificate of Incorporation, effecting the Stock Split and authorizing the shares of Class B Common Stock. The Amended and Restated Certificate of Incorporation will also designate 40,326,704 shares of the authorized Preferred Stock of the Company as “Series A Preferred Stock”, 50,000,000 shares as “Series A-1 Preferred Stock”, and 2,111,804 as “Series A-2 Preferred Stock”. A form of the Company’s Amended and Restated Certificate of Incorporation intended to be filed with the State of Delaware prior to the qualification of this Offering is filed as Exhibit 2.1 to the Offering Statement, of which this Offering Circular forms a part.

The rights and preferences of our Class A Common Stock and Class B Common Stock are described below, giving effect to the Stock Split.

Common Stock

The Company has authorized 200,000,000 shares of Class A Common Stock, par value $0.0001 per share and 37,500,000 shares of Class B Common Stock, par value $0.0001. The rights and preferences of the Class A Common Stock and Class B Common Stock are identical, except that the Class B Common Stock does not have any voting rights in the Company. As such, the rights of the holders of our Common Stock generally (both Class A and Class B) are summarized below.

73

Voting Rights

Holders of shares of Class A Common Stock are entitled to one (1) vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, except that the holders of the Class A Common Stock shall not be entitled to vote on any amendment to the Company’s Certificate of Incorporation that relates solely to the terms of the Company’s Preferred Stock. Holders of Class B Common Stock have no voting rights.

The majority of the Company’s holders of Common Stock are party to the Voting Agreement between the Company and the majority of the Company’s capital stock. The material terms of this Voting Agreement are summarized below.

Voting Agreement:

Agreement to Elect Certain Directors: Pursuant to the Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect the certain individuals as Directors of the Company (5 in total). For more information on these terms, see the "Directors, Executive Officers, and Significant Employees" section of this Offering Circular.

Drag-Along Right. The parties to the Voting Agreement agree to a "drag-along provision" related to certain events, such as the sale, merger or dissolution of the company (a "Liquidating Event"). The holders agree that, if the board of directors and 75% of the holders of the company’s capital stock approve the Liquidating Event, the parties to the Voting Agreement will vote their shares in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to the Liquidating Event, and deliver any documentation or take other actions reasonably requested by the Company or the other holders in connection with the Liquidating Event.

Irrevocable Proxy and Power of Attorney: The shareholders that are party to this agreement agree to grant the Chief Executive Officer of the Company (Gary Mekikian) a proxy to vote their shares only if they do not vote their shares in accordance with the terms of the Voting Agreement and solely with respect to the following matters:

•	Election of members of the Board of Directors of the Company;

•	Increasing the number of authorized shares of Common Stock of the Company; and

•	Votes regarding the sale of the Company.

The Chief Executive Officer has no discretion on how to vote the shares pursuant to this proxy, and may only vote the shares according to the terms of the Voting Agreement.

A copy of this agreement is filed as Exhibit 3.4 to this Offering Statement of which this Offering Circular forms a part. (Note –References in this agreement to “Series A” include each of Series A, Series A-1, and Series A-2).

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Common Stock are junior to the rights of the Series A Preferred Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock.

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Rights and Preferences

Except as set forth below, holders of our Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Common Stock.

Preferred Stock

The Company has 106,851,126 shares of preferred stock, par value $0.0001 (the "Preferred Stock") authorized, of which 40,326,704 are designated as Series A Preferred Stock, 50,000,000 shares are designated as Series A-1 Preferred Stock, 2,111,804 shares are designated as Series A-2 Preferred Stock, 7,700,000 shares are designated as Series Seed Preferred Stock, 6,712,618 shares are designated as Series Seed-1 Preferred Stock.

The rights and preferences of the Preferred Stock as set by our Amended & Restated Certificate of Incorporation is as follows:

Voting Rights

Holders of shares of each series of Preferred Stock are entitled to a number of votes equal to the number of shares of Class A Common Stock that the shares of Preferred Stock are convertible into as of the record date of the matter being voted upon. Preferred Stockholders of the Company vote together with the holders of Class A Common Stock as a single class.

Further, the holders of each series of Preferred Stock have the right to elect a director of the Company alone, without any other classes of stock being permitted to vote on such director, subject to certain limitations (i.e. the "Series A Director" and "Series Seed Director").

The holders of Preferred Stock of the Company are also entitled to certain protective provisions whereby, subject to certain limitations, the Company is prohibited from, among other things, dissolving or winding-up its affairs, amending its Certificate of Incorporation, or creating new classes of stock of the Company without the consent of the majority of the Preferred Stockholders.

The majority of the holders of Preferred Stock of the Company are party to the Voting Agreement described further above in this section, and filed as Exhibit 3.4 to this offering statement, of which this Offering Circular forms a part.

Conversion Rights

The shares of each series of Preferred Stock of the Company are convertible into Class A Common Stock of the Company at the option of the holder. The number of shares of Class A Common Stock that the Preferred Stock may convert into determined by dividing the "Original Issue Price" (i.e. the price per share the Preferred Stock was initially issued for) divided by the "Conversion Price". The Conversion Price is initially equal to the Original Issue Price for each of the Series A Preferred Stock ($0.17792), Series A-1 Preferred Stock ($0.26667), Series A-2 Preferred Stock ($0.09713), Series Seed Preferred Stock ($0.09091), and Series Seed-1 Preferred Stock ($0.09682), and therefore initially each had a conversion ratio of 1:1. However, the Conversion Price is subject to certain anti-dilution adjustment provisions for subsequent issuances of Common Stock or instruments convertible to Common Stock, and therefore, the conversion ratio for each class of Preferred Stock is subject to adjustment.

Redemption Rights

The holders of the majority of the issued and outstanding shares of Series A Preferred Classes have the right to force the Company to redeem their shares. In order to exercise this right, the shares must have been issued and outstanding for at least seven (7) years, and the redemption request must be by a majority of the Series A Preferred Classes.

If requested, the shares of Series A Preferred Classes will be redeemed by the Company as follows:

Series A: At a price equal to the greater of (A) $0.17792 per share plus all accrued dividends, or (B) the fair market value of the Series A Preferred Stock;

Series A-1: At a price equal to the greater of (A) $0.26667 per share plus all accrued dividends, or (B) the fair market value of the Series A-1 Preferred Stock

Series A-2: At a price equal to the greater of (A) $0.09713 per share plus all accrued dividends, or (B) the fair market value of the Series A-2 Preferred Stock.

The Series Seed Preferred Stock and Series Seed-1 Preferred Stock to not have this redemption right.

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Dividend Rights

The holders of the Series A Preferred Classes of the Company are entitled to cumulative dividends of 5% per annum of the price paid for the shares (i.e. the Original Issue Price), whether or not such dividends are declared. These dividends accrue if they are not paid, and such unpaid dividends will compound annually at 5% per year if they are not paid in a liquidation, conversion, or redemption of the Series A Preferred Classes.

Series Seed Preferred Stock and Series Seed-1 Preferred Stock holders are also entitled to dividends equal to 5% of the price paid for the shares, but the dividends are non-cumulative, and therefore do not accumulate if unpaid. Also, dividends are only payable if declared by the Board for the Series Seed Preferred Stock and Series Seed-1 Preferred Stock holders.

Finally, Preferred Stockholders have a "Preferred and Participating Dividend", which entitles them to receive dividends before any dividends are paid to the holders of the Common Stock.

At June 30, 2020 and 2019, accrued dividends were $947,37 and $559,458, respectively for the Series A Preferred Classes as a whole. There have been no conversions of any shares of any of the Series A Preferred Classes to Class A Common Stock as of the date of this Offering Circular. To date, no dividends have been declared or paid on the Series Seed Preferred Stock or Series Seed-1 Preferred Stock.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Series A Preferred Classes of the Company have a liquidation preference over the holders of the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and the Common Stock. The Series Seed Preferred Stock and Series Seed-1 Preferred Stock only have a liquidation preference over the Common Stock of the Company.

Each of the Series A Preferred Classes. Series Seed and Series Seed-1 Preferred Stock’s liquidation preference is equal to their Original Issue Price per share plus all accrued dividends. After payment of the liquidation preference, the Series A Preferred Classes participate pro rata with the Common Stock (including shares of Series A Preferred Classes converted into Class A Common Stock in connection with a liquidation).

Special Agreements between the Company and Preferred Stockholders

The majority of the holders of Preferred Stock of the Company are party to an Investors’ Rights Agreement, Voting Agreement, and Right of First Refusal and Co-Sale Agreement, each dated December 18, 2017. A summary of the material terms of each of these agreements is provided below.

Investors’ Rights Agreement:

Registration Rights: Pursuant to this agreement, the Company agrees to grant "demand" registration rights to holders and "piggyback" registration rights to the holders of the Preferred Stock that are party to this agreement. These "demand" registration rights are exercisable after December 18, 2021, and allows the holders to demand that the Company file an S-1 or S-3 registration statement for sale of the holders’ shares. The "piggyback" registration rights are triggered by an S-1 or S-3 registered offering of the Company’s equity securities, and allow the holders of the Preferred Stock to include their shares in the shares being offered and sold in the registered offering.

Market-Stand-Off: The holders of the Preferred stock agree to a "market stand-off" provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering (IPO) and ending on the date specified by the Company and the managing underwriter of the IPO, holders agree not to transfer any shares of stock of the Company without the prior written consent of the managing underwriter. Holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

Restrictions on Transfer: Unless sold pursuant to a registered public offering, holders of Preferred Stock must obtain permission from the Company to transfer or sell their shares.

Right of First Offer: if the Company proposes to offer or sell any "new" equity securities, the Company must, subject to certain exceptions, first offer such new securities to each holder of the Preferred Stock who has at least $200,000 worth of Preferred Stock and owns more than 2% of the Company’s issued and outstanding capital stock who is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Such individuals will be given the opportunity to purchase their proportional share of the new securities being sold in this Offering. As of the date of this Offering Circular, the Company has received waivers from all major investors.

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A copy of this agreement is filed as Exhibit 3.3 to this Offering Statement of which this Offering Circular forms a part. (Note –References in this agreement to “Series A” include each of Series A, Series A-1, and Series A-2).

Right of First Refusal Agreement:

Right of First Refusal: The holders of Preferred Stock that are party to this agreement agree to grant the Company a right of first refusal to purchase any stock the holders propose to transfer or sell, subject to certain limitations.

Right of Co-Sale: The holders of Preferred Stock that are party to this agreement agree that other stockholders may, if such a sale or transfer is permitted by the Company, have a right of co-sale to participate in the sale and/or transfer a pro-rata basis, subject to certain limitations.

Lock-Up: The holders of Preferred Stock agree to not sell their securities without the consent of the managing underwriter in the event of the Company’s IPO for a period of up to 180 days.

A copy of this agreement is filed as Exhibit 3.5 to this Offering Statement of which this Offering Circular forms a part. (Note –References in this agreement to “Series A” include each of Series A, Series A-1, and Series A-2).

Restrictions on Transfer

The subscription agreement that investors will execute in connection with this Offering contains a "market stand-off" provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

All investors in this Offering and transferees of such investors will be required to establish an account with the Custodian, in which their shares of Class B Common Stock and Warrants that form parts of the Units will be held. This custodial arrangement may impact the ability of an investor to trade or transfer shares for an undetermined period of time.

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M&M MEDIA INC. FINANCIAL STATEMENTS

F-1

M&M MEDIA, INC.

BALANCE SHEETS

(Unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash	$574,659	$1,179,194
Certificates of deposit	300,140	300,064
Accounts receivable	307,204	646,351
Other current assets	105,680	127,920
Total current assets	1,287,683	2,253,529

Property and equipment, net	7,349	9,342
Other assets	89,165	134,437
Total assets	$1,384,197	$2,397,308

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$549,603	$386,493
Accrued liabilities	200,602	99,192
Accrued salaries	1,599,141	1,464,292
Disputed deposit	231,950	231,950
Related party advances	31,210	49,647
Accrued royalties	1,018,761	673,984
Convertible debt - current	2,709,885	2,349,885
Convertible debt - related parties, current	825,000	795,000
Warrant liability	253,196	253,196
Total current liabilities	7,419,347	6,303,639

Note payable - net of current portion	47,900	–
Convertible debt - related parties, net of current portion	–	30,000
Total liabilities	7,467,247	6,333,639

Commitments and contingencies (Note 4 )

Series A Preferred Stock, $0.0001 Par value; 4,416,682 authorized; 3,666,064 and issued and outstanding as of June 30, 2020 and 2019, respectively, with liquidation preferences of $8,124,461 and $7,926,833 as of June 30, 2020 and 2019, respectively	7,142,284	6,835,524

Stockholders' Deficit:
Series Seed Preferred 1 Stock, $0.0001 Par value; 610,328 authorized; 610,328 shares issued and outstanding, respectively	649,903	649,903
Series Seed Preferred Stock, $0.0001 Par value; 700,000 authorized; 700,000 shares issued and outstanding, respectively	700,000	700,000
Common Stock, $0.0001 Par value; 15,000,000 shares authorized; 5,945,027 and 5,213,688 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	595	590
Additional paid-in capital	–	30,968
Accumulated deficit	(14,575,832)	(12,153,316)
Total stockholders' deficit	(13,225,334)	(10,771,855)
Total liabilities and stockholders' deficit	$1,384,197	$2,397,308

The accompanying notes are an integral part of these financial statements

F-2

M&M MEDIA, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Revenues	$684,049	$562,423

Cost of revenues	889,510	772,422

Gross profit (loss)	(205,461)	(209,999)

Operating Expenses:
General and administrative	743,064	696,319
Sales and marketing	552,251	694,224
Research and development	535,506	494,164
Total operating expenses	1,830,821	1,884,707

Operating loss	(2,036,282)	(2,094,706)

Other (income) expense :
Interest expense	84,691	–
Other income	25,106	–
Gain from settlement	–	(66,667)
Change in warrant liability	–	(5,043)
Total other (income) expense	109,797	(71,710)

Loss before provision for income taxes	(2,146,079)	(2,022,996)

Provision for income taxes	3,600	3,500

Net loss	$(2,149,679)	$(2,026,496)

Weighted average shares outstanding - basic and diluted	5,893,651	5,213,688
Weighted average net loss per share – basic and diluted	$(0.36)	$(0.39)

The accompanying notes are an integral part of these financial statements

F-3

M&M MEDIA, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Series Seed 1 Preferred		Series Seed Preferred		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
December 31, 2018	610,238	$649,903	700,000	$700,000	5,213,688	$522	$–	$(7,996,665)	$(6,646,240)
Stock option compensation	–	–	–	–	–	–	771	–	771
Shares issued for services	–	–	–	–	–	–	–	–	–
Shares issued for cash	–	–	–	–	–	–	–	–	–
Shares issued for prepaid marketing	–	–	–	–	–	–	–	–	–
Accretion of preferred stock discount	–	–	–	–	–	–	–	(109,132)	(109,132)
Dividends payable	–	–	–	–	–	–	–	(187,184)	(187,184)
Net loss	–	–	–	–	–	–	–	(2,026,496)	(2,026,496)
June 30, 2019	610,238	$649,903	700,000	$700,000	5,213,688	$522	$771	$(10,319,477)	$(8,968,282)

December 31, 2019	610,238	$649,903	700,000	$700,000	5,893,367	$590	$30,968	$(12,153,316)	$(10,771,855)
Stock option compensation	–	–	–	–	–	–	2,959	–	2,959
Shares issued for services	–	–	–	–	–	–	–	–	–
Shares issued for cash	–	–	–	–	51,660	5	–	–	5
Shares issued for prepaid marketing	–	–	–	–	–	–	–	–	–
Accretion of preferred stock discount	–	–	–	–	–	–	(33,927)	(75,209)	(109,136)
Dividends payable	–	–	–	–	–	–	–	(197,628)	(197,628)
Net loss	–	–	–	–	–	–	–	(2,149,679)	(2,149,679)
June 30, 2020	610,238	$649,903	700,000	$700,000	5,945,027	$595	$0	$(14,575,832)	$(13,225,334)

The accompanying notes are an integral part of these financial statements

F-4

M&M MEDIA, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30, 2020	For the six months ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,149,679)	$(2,026,496)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,993	2,920
Amortization of prepaid marketing paid in stock	72,108	–
Change in value of warrant liability	–	(5,043)
Stock-based compensation	2,959	771
Changes in operating assets and liabilities:
Accounts receivable	339,147	(33,181)
Other current assets	(49,944)	(54,735)
Other assets	45,272	–
Accounts payable	163,110	297,103
Accrued liabilities	101,410	40,261
Accrued salaries	134,849	134,849
Accrued royalties	344,777	(35,289)
Net cash used in operating activities	(993,999)	(1,678,840)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	–	(3,496)
Net cash used in investing activities	–	(3,496)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	(18,436)	58,742
Proceeds - convertible notes payable	360,000	1,459,885
Proceeds - convertible notes payable - related parties	–	759,000
Proceeds - convertible notes payable	47,900
Net cash provided by financing activities	389,464	2,313,627

Decrease in cash and cash equivalents	(604,535)	631,290
Cash and cash equivalents, beginning of period	1,179,194	1,506,672
Cash and cash equivalents, end of period	$574,659	$2,137,962

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

Non cash investing and financing activities:
Accretion of preferred stock discount	$109,136	$109,132
Accretion of preferred stock dividends	$197,628	$187,184

The accompanying notes are an integral part of these financial statements

F-5

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. Description of the Business and Basis of Presentation

M&M Media Inc. dba Trebel Music (the "Company”) was incorporated as a Delaware Corporation in May 2014 and provides a licensed music service in the United States and Mexico, offering users an online and offline listening experience at no monthly cost. The service is primarily ad-supported, wherein advertisements support the royalties associated with music consumption. The Company depends on securing content licenses from major and minor content owners and other rights holders in order to provide its service.

Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operations since inception. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund operations through revenue generation and debt and/or equity financing, including a proposed Regulation A offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accompanying unaudited financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2019 and 2018. The results of operations for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates are used for collectability of accounts receivable, the fair value of common stock, stock-based compensation, and accrued royalties. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements could be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

F-6

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of up to three months to be cash equivalents. The Company's cash and cash equivalents are held with major financial institutions and may at times exceed federally insured limits.

Research and Development

The Company incurs research and development expenses consisting primarily of employee compensation, information technology consulting, facilities-related expenses and costs associated with supporting its application on consumer devices. The Company incurs these expenses primarily for improvements and updates to its mobile app, integration of Customer technologies, and development of new advertising products. The Company expenses research and development costs as incurred.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company does not have an allowance for doubtful accounts based upon historical analyses including the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of its receivables.

Convertible debt

Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with other options, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

Preferred stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock because of the redemption and conversion provisions, among other provisions. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

In addition, the Company has presented Series A preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 4). Preferred stock not subject to redemption is included in stockholders’ deficit.

F-7

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount for preferred stock held outside of stockholders’ deficit is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC. 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Compensation cost for stock awards, which include stock options and restricted stock, is measured at the fair value on the grant date and recognized as expense over the related service or performance period. As the stock is not traded publicly, the fair value of stock awards is based on an independent valuation of our common stock using a market approach taking into consideration other public company comparables. We measure the fair value of stock options using the Black-Scholes option valuation model. Compensation cost for stock awards is recognized using the straight-line method.

Fair Value

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The fair value measurement for the warrants issued in 2017 and 2020 (the “Warrants”) (see Note 4 for details) is based on significant inputs not observable in the market and is classified as Level 3 liability at June 30, 2020 & 2019.

The fair value of the Warrants was determined using the Black Scholes model, using observable assumptions such as the remaining contractual term of the warrant and the risk free interest rate over the term but also included significant unobservable inputs including fair value and volatility.

F-8

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

3. Debt & Other Liabilities

Convertible Notes

In 2019 and 2020, the Company entered into a series of convertible note agreements (the “2019 Notes”) totaling $3,534,433.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $6,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis. Unless converted due to qualified financing or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of a “Majority of Interest” at the Maturity Date. A Majority of Interest is comprised of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes.

Of the 2019 Notes, $105,000 was for the exchange of consulting/advisory services, whereby no cash was received. The 2019 Notes related to advisory services were for services rendered in 2019. The value of these notes was recorded as compensation expense during 2019.

Interest expense related to these notes for the six months ending June 30, 2020 was $84,691.

PPP Loan

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC. The loan will mature two years from the date it was issued (April 24, 2020) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. No payments on this loan are due for six months from the issuance date. Thereafter, the loan balance must be repaid within 18 months, in monthly installments.

F-9

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

4. Stockholders’ Deficit

Series Seed and Seed-1 Preferred Stock

On June 20, 2014, the Company closed an offering of 700,000 shares of Series Seed Preferred Stock (the “Series Seed”). On November 23, 2015, the Company closed an offering of 610,238 shares of Series Seed-1 Preferred Stock (the “Series Seed-1”). Features of the Series Seed and Series Seed-1 include the following.

•	Non-cumulative dividends of 5% per annum if declared by the Board
•	Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock
•	Liquidation preference equal to the original issue price plus any declared and unpaid dividends, only after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock. After payment of the liquidation preference, the Series A participates pro rata with the Common stock

At June 30, 2020 and 2019, no dividends had been declared for the Series Seed and Series Seed-1. There have been no conversions of Series Seed or Series Seed-1 into Common stock. The conversion ratio of the Series Seed and Series Seed-1 at June 30, 2020 and 2020 remains 1:1.

Series A Preferred Stock

On December 17, 2017, the Company closed an offering of 3,666,064 shares of Series A Preferred Stock (the “Series A”). Features of the Series A include the following.

•	Cumulative dividends of 5% per annum accrue “whether or not declared,” payable upon declaration, liquidation, conversion or redemption of the Series A
•	Redeemable seven years after initial issuance. Redemption request must be by a majority of the Series A holders for the greater of (A) $1.9571 per share plus all accrued dividends, or (B) the fair market value of the Series A.
•	Redeemable by only one investor if certain operations move out of the state of Connecticut. Redemption price is the higher of FMV or $1.9571 per share plus a 12% rate of return.
•	Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock
•	Liquidation preference equal to $1.9571 per share plus all accrued dividends. After payment of the liquidation preference, the Series A participates pro rata with the Common stock (including shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock converted into Common stock in connection with a liquidation).

At June 30, 2020 and 2019, accrued dividends were $947,371 and $559,458, respectively. There have been no conversions of Series A to Common stock. The conversion ratio of the Series A to Common stock remains 1:1.

F-10

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Warrants to Purchase Stock (the “Warrants”)

On May 9, 2017, the Company issued a warrant to purchase Preferred stock. The Warrant expires May 9, 2027. Features of the Warrant include the following.

•	Exercisable into 191,982 shares of the Company’s Series A Preferred Stock
•	Exercise price is $1.07
•	Warrant vested 75% after one year and the remaining 25% vested after two years. As of December 31, 2019, the Warrant is fully vested.

On March 27, 2020, the Company issued a warrant to a strategic partner (“Partner”). The warrant is exercisable into the most senior shares of the Company representing 3.59% of the fully diluted, as converted equity capitalization as of the date immediately preceding the closing of the Company’s next round of preferred stock financing that exceeds $10 million (“Next Round”).

The exercise price is 80% of the Next Round, however the company will reimburse the Partner for any amount paid in excess of $0.00001 per share, so effectively the warrant is exercisable for $0.00001 per share. The warrant vests 75% after one year, and the remaining 25% vests after two years. As part of the warrant, the Partner has the right to buy-up to 3.59% of the Company in any subsequent round at the then-current price if the Next Round is not completed by the two-year anniversary of the warrant.

Exercise of the warrant is contingent on the Company raising over $10 million in one round of preferred stock financing. As the Company has no plans about when and if it will conduct another round of preferred stock financing, recognition of this warrant for accounting purposes has been deferred until such time as the contingency is resolved.

At June 30, 2020 and 2019, the Warrants had not been exercised.

Shares Issued for Cash

During the six months ended June 30, 2020, the Company sold 51,660 shares of common stock for gross proceeds of $18,598.

5. Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Pursuant to Series A financing, the 2014 Plan was amended and up to 1,599,247 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

As of June 30, 2020, and 2019, the Company had issued 331,000 and 25,000 stock options under the Plan to various advisors and employees, respectively. Of the June 30, 2020 outstanding, 128,000 was granted to an employee on the condition that certain performance was met. No portion has vested and the Company does not expect the performance obligation to be met. The granted options had an exercise price of $0.35-$0.36, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period or performance-based vesting.

The Company recorded expenses of $2,959 and $771 during the six months ended June 30, 2020 and 2019, respectively, related to stock options.

As of June 30, 2020, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $22,603, which is expected to be recognized over a weighted average period of approximately 3.3 years.

F-11

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

6. Commitments & Contingencies

Litigation

On June 9, 2020, Verizon Media filed an action in the Supreme Court of the State of New York, County of New York claiming conversion, unjust enrichment and breach of contract in connection with a payment made by Verizon Media to the Company pursuant to a Publisher Master Services Agreement. In the lawsuit, Verizon Media asserts that it overpaid the Company approximately $232,000 due to a data entry error on Verizon Media’s part and seeks a return of that payment. The Company denies that the payment was in error and intends to vigorously defend against the claims. M&M has also asserted counterclaims against Verizon Media for its own breach of the Publisher Master Services Agreement. The case remains at the pleadings stage and, as a result, we are not able to evaluate the likelihood of an unfavorable outcome or an estimate of potential loss at this time. The Company has recorded the payment as a contingent liability until the dispute is resolved.

7. Subsequent events

The Company has evaluated subsequent events that occurred after June 30, 2020 through February 12, 2021 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

2020 Convertible Note Issuance

Beginning July 2020, the Company entered into a series of convertible note agreements (the “2020 Notes”) totaling $2,636,689. Of these notes, $1,088,350 were issued to related parties which include management employees and entities controlled by directors of the Company.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis.

Additionally, for each $50,000 in the principal amount of the 2020 Notes, the purchaser will receive a warrant to purchase next equity securities equal to 0.075% of the total number of shares of Common Stock outstanding immediately prior to the such next qualified financing on a fully diluted basis. The purchase price of each share of the next equity securities shall equal to 70% of the price per share. The warrants will expire five years after the initial closing of the sale of next equity securities.

Each purchaser is granted the right to purchase an additional Note equal to the same principal amount as the original 2020 Note purchased and will receive a warrant upon the same terms. This Right of First Offer shall expire on the earlier of February 15, 2021 or the initial closing of the next qualified financing.

Of the 2020 Notes, $88,350 was for the exchange of consulting/advisory services, whereby no cash was received.

F-12

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Stock Issuance

In 2021, the Company issued 50,000 shares of Common Stock to a management employee at a price per share of $0.22.

Stock Options

In 2020, the Company granted an additional 31,000 stock options under the Plan to consultants.

Warrant Issuance

In December 2020, the Company issued a warrant exercisable into 590,276 shares of Common Stock to an entity controlled by a Company director.

F-13

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Management
M&M Media, Inc. dba Trebel Music

Report on the Financial Statements

We have audited the accompanying financial statements of M&M Media, Inc. dba Trebel Music (the “Company”), which comprise the balance sheets as of December 31, 2019, and 2018, and the related statements of operations, stockholders’ deficit and cash flows, for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&M Media, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative operating cash flows, and will require additional capital until revenue from operations are sufficient to cover operational costs, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbbmckennon

Newport Beach, California

February 12, 2021

F-14

M&M MEDIA, INC.

BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash	$1,179,194	$1,506,672
Certificates of deposit	300,064	–
Accounts receivable	646,351	333,753
Other current assets	127,920	32,048
Total current assets	2,253,529	1,872,473

Property and equipment, net	9,342	15,180
Other assets	134,437	2,975
Total assets	$2,397,308	$1,890,628

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$386,493	$136,131
Accrued liabilities	99,192	–
Accrued salaries	1,464,292	1,202,140
Disputed deposit	231,950	231,950
Related party advances	49,647	25,701
Accrued royalties	673,984	437,874
Convertible debt - current	2,349,885	–
Convertible debt - related parties, current	795,000	–
Warrant liability	253,196	263,281
Total current liabilities	6,303,639	2,297,077

Convertible debt - related parties, net of current portion	30,000	–
Total liabilities	6,333,639	2,297,077

Commitments and contingencies (Note 8)

Series A Preferred Stock, $0.0001 Par value; 4,416,682 authorized; 3,666,064 and issued and outstanding as of December 31, 2019 and 2018, respectively, with liquidation preferences of $7,926,833 and $7,549,364 as of December 31, 2020 and 2019, respectively	6,835,524	6,239,791

Stockholders' Deficit:
Series Seed Preferred 1 Stock, $0.0001 Par value; 610,328 authorized; 610,328 shares issued and outstanding as of December 31, 2019 and 2018, respectively	649,903	649,903
Series Seed Preferred Stock, $0.0001 Par value; 700,000 authorized; 700,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	700,000	700,000
Common stock, $0.0001 Par value; 15,000,000 authorized; 5,893,367 and 5,213,688 shares issued and outstanding as of December 31, 2019 and 2018, respectively	590	522
Additional paid-in capital	30,968	–
Accumulated deficit	(12,153,316)	(7,996,665)
Total stockholders' deficit	(10,771,855)	(6,646,240)
Total liabilities and stockholders' deficit	$2,397,308	$1,890,628

The accompanying notes are an integral part of these financial statements

F-15

M&M MEDIA, INC.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2019	For the year ended December 31, 2018

Revenues	$1,888,396	$962,793

Cost of revenues	1,582,629	1,059,432

Gross profit (loss)	305,767	(96,639)

Operating Expenses:
General and administrative	1,784,078	1,372,220
Sales and marketing	1,342,520	688,292
Research and development	1,019,990	1,290,200
Total operating expenses	4,146,588	3,350,712

Operating loss	(3,840,821)	(3,447,351)

Other (income) expense:
Interest expense	81,010	–
Other income	(64)	–
Gain from settlement	(136,000)	–
Change in warrant liability	(10,085)	(4,834)
Total other (income) expense	(65,139)	(4,834)

Loss before provision for income taxes	(3,775,682)	(3,442,517)

Provision for income taxes	3,500	1,155

Net loss	$(3,779,182)	$(3,443,672)

Weighted average shares outstanding - basic and diluted	5,349,926	5,353,603
Weighted average net loss per share – basic and diluted	$(0.71)	$(0.64)

The accompanying notes are an integral part of these financial statements

F-16

M&M MEDIA, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series Seed 1 Preferred		Series Seed Preferred		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
December 31, 2017	610,238	$649,903	700,000	$700,000	5,355,536	$536	$120,183	$(4,106,055)	$(2,635,433)
Stock option compensation	–	–	–	–	–	–	1,872	–	1,872
Shares issued for cash	–	–	–	–	25,000	3	8,747	–	8,750
Forfeiture of restricted shares	–	–	–	–	(166,848)	(17)	17	–	–
Accretion of preferred stock discount							(130,819)	(87,445)	(218,264)
Offering costs	–	–	–	–	–	–	–	–	–
Dividends payable	–	–	–	–	–	–	–	(359,493)	(359,493)
Net loss	–	–	–	–	–	–	–	(3,443,672)	(3,443,672)
December 31, 2018	610,238	$649,903	700,000	$700,000	5,213,688	$522	$–	$(7,996,665)	$(6,646,240)
Stock option compensation	–	–	–	–	–	–	5,837	–	5,837
Shares issued for services	–	–	–	–	103,279	10	36,049	–	36,059
Shares issued for cash	–	–	–	–	10,000	1	3,499	–	3,500
Shares issued for prepaid marketing	–	–	–	–	566,400	57	203,847	–	203,904
Accretion of preferred stock discount							(218,264)	–	(218,264)
Dividends payable	–	–	–	–	–	–	–	(377,469)	(377,469)
Net loss	–	–	–	–	–	–	–	(3,779,182)	(3,779,182)
December 31, 2019	610,238	$649,903	700,000	$700,000	5,893,367	$590	$30,968	$(12,153,316)	$(10,771,855)

The accompanying notes are an integral part of these financial statements

F-17

M&M MEDIA, INC.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2019	For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,779,182)	$(3,443,672)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,334	3,625
Amortization of prepaid marketing paid in stock	6,711	–
Change in value of warrant liability	(10,085)	(4,834)
Compensation paid through note issuance	105,000	–
Stock-based compensation	41,896	1,872
Changes in operating assets and liabilities:
Accounts receivable	(312,598)	(58,664)
Other current assets	101,321	96,890
Other assets	(131,462)	–
Accounts payable	250,362	76,772
Accrued liabilities	99,192	–
Accrued salaries	262,152	261,873
Accrued royalties	236,110	368,737
Disputed deposit	–	231,950
Net cash used in operating activities	(3,121,249)	(2,465,451)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,496)	(18,805)
Purchase of certificates of deposit	(300,064)	–
Net cash used in investing activities	(303,560)	(18,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	23,946	–
Proceeds - convertible notes payable	2,334,885	–
Proceeds - convertible notes payable - related parties	735,000	–
Proceeds from sale of preferred stock	–	1,589,997
Proceeds from sale of common stock	3,500	8,750
Net cash provided by financing activities	3,097,331	1,598,747

Decrease in cash and cash equivalents	(327,478)	(885,509)
Cash and cash equivalents, beginning of year	1,506,672	2,392,181
Cash and cash equivalents, end of year	$1,179,194	$1,506,672

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$3,500	$–

Non cash investing and financing activities:
Accretion of preferred stock discount	$218,264	$218,264
Accretion of preferred stock dividends	$377,469	$359,493

The accompanying notes are an integral part of these financial statements

F-18

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. Description of the Business and Basis of Presentation

M&M Media Inc. dba Trebel Music (the "Company”) was incorporated as a Delaware Corporation in May 2014 and provides a licensed music service in the United States and Mexico, offering users an online and offline listening experience at no monthly cost. The service is primarily ad-supported, wherein advertisements support the royalties associated with music consumption. The Company depends on securing content licenses from major and minor content owners and other rights holders in order to provide its service.

Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operations since inception. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through revenue generation and debt and/or equity financing, including a proposed Regulation A offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and notes have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates are used for collectability of accounts receivable, the fair value of common stock, stock-based compensation, and accrued royalties. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements could be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

F-19

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Revenue Recognition

The Company follows Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts. The steps include (1) identifying the contracts or agreements with a customer, (2) identifying the performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in an exchange for the services it transfers to its clients.

The Company generates advertising revenue primarily from display, audio, and video advertising. The majority of its advertising revenue is through the delivery of advertising impressions and is sold on a cost per thousand, or CPM, basis. In determining whether an arrangement exists, the Company ensures that a binding arrangement, such as an insertion order or a fully executed customer-specific agreement, is in place. The Company generally recognizes revenue based on delivery information from its campaign trafficking partners.

The Company is also paid integration bonuses by customers who wish to include their software development kits (“SDKs”) in the application. Integration bonus revenue is recognized once the performance obligation is fulfilled - either upon successful installation or maintenance of the SDK for a period of time.

The Company's revenue is principally derived from advertising and advertising services, with other sources of revenue representing a minor amount of revenue during the years presented.

Cost of Revenue

Cost of revenue consists predominantly of royalty and distribution costs related to content consumption. The Company incurs royalty costs paid to certain music record labels, music publishers, and other rights holders for the right to consume music by the Company’s users. Royalties are typically calculated using negotiated rates in accordance with license agreements and are based on either advertising revenue earned, user/usage measures, or a combination of the two. Additionally, cost of revenue includes fees associated with content delivery during the music download process.

Research and Development

The Company incurs research and development expenses consisting primarily of employee compensation, information technology consulting, facilities-related expenses and costs associated with supporting its application on consumer devices. The Company incurs these expenses primarily for improvements and updates to its mobile app, integration of Customer technologies, and development of new advertising products. The Company expenses research and development costs as incurred.

F-20

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Sales and Marketing

Marketing and sales expenses consist of employee and employee-related costs including salaries, commissions and benefits related to employees in sales, marketing and advertising departments. In addition, marketing and sales expenses include external sales and marketing expenses such as third-party marketing, consultants, branding, advertising and public relations expenses. Advertising expenses are expensed as incurred. Total advertising expenses incurred were approximately $1.3 million, and $0.6 million for the years ended December 31, 2019, and 2018 respectively.

General and Administrative

General and administrative expenses include employee and employee-related costs consisting of salaries and benefits for finance, accounting, legal, internal information technology and other administrative personnel. In addition, general and administrative expenses include professional services costs for outside legal and accounting services, facility related costs, supporting overhead costs and other transaction costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the realizability of deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company will recognize interest and penalties related to unrecognized tax benefits into income tax expense in the accompanying statement of operations.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal, state and international tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. The tax returns for 2015 through 2019 are open for examination by Federal and state taxing authorities.

F-21

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of up to three months to be cash equivalents. The Company's cash and cash equivalents are held with major financial institutions and may at times exceed federally insured limits.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company does not have an allowance for doubtful accounts based upon historical analyses including the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of its receivables. At December 31, 2019 and 2018 one customer represented 36% and 13% of total accounts receivables. During 2019 and 2018, one customer represented 13% and 17% of total revenue, respectively.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

At December 31, 2019 and 2018, there were no capitalized offering costs.

Property and Equipment

Fixed assets of the Company are carried at cost less accumulated depreciation and amortization. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of assets are capitalized and depreciated over their useful life. Depreciation and amortization is recognized on a straight-line basis over the estimated useful life of the assets, which range between 3 to 5 years and over the shorter of the lease term or useful life for leasehold improvements.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

At December 31, 2019 and 2018, there were no capitalized software costs.

F-22

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the assets are considered to be impaired, an impairment charge is recognized in the period of impairment. An impairment establishes a new basis for the asset and any impairment loss recognized is not subject to subsequent reversal.

Convertible debt

Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with other options, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

Preferred stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock because of the redemption and conversion provisions, among other provisions. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

In addition, the Company has presented Series A preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 4). Preferred stock not subject to redemption is included in stockholders’ deficit.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount for preferred stock held outside of stockholders’ deficit is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

F-23

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC. 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Compensation cost for stock awards, which include stock options and restricted stock, is measured at the fair value on the grant date and recognized as expense over the related service or performance period. As the stock is not traded publicly, the fair value of stock awards is based on an independent valuation of our common stock using a market approach taking into consideration other public company comparables. We measure the fair value of stock options using the Black-Scholes option valuation model. Compensation cost for stock awards is recognized using the straight-line method.

Fair Value

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The fair value measurement for the warrants issued in 2017 (the “Warrant”) (see Note 4 for details) is based on significant inputs not observable in the market and is classified as Level 3 liability at December 31, 2019 and 2018.

F-24

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

The fair value of the Warrant was determined using the Black Scholes model, using observable assumptions such as the remaining contractual term of the warrant and the risk free interest rate over the term but also included significant unobservable inputs including fair value and volatility.

The following table details key inputs and assumptions used to estimate the fair value of the Warrant at December 31, 2019 and 2018 using a Black Scholes model:

	2019	2018

Stock Price	$1.96	$1.96
Exercise Price	$1.07	$1.07
Expected life in years	7.59	8.59
Stock price volatility	58%	58%
Risk free interest rate	1.92%	2.69%

The following table summarizes activity for liabilities measured at fair value using Level 3 significant unobservable inputs:

Warrant Liability

Beginning Balance at January 1, 2018	$268,115
Change in fair value of Warrant liability	(4,833)
Ending Balance at December 31, 2018	263,281
Change in fair value of Warrant liability	(10,085)
Ending Balance at December 31, 2018	$253,196

Foreign Currency

The functional currency of the Company is the US Dollar. Assets and liabilities denominated in a foreign currency are remeasured using the exchange rate in effect at the balance sheet date and the corresponding revenue and expenses are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other gain (loss) on the statements of operations. Disclosures of non-U.S. dollar amounts to be recorded in the future are translated using exchange rates in effect at the date of the most recent balance sheet presented. Any gains/losses in the periods presented were negligible and not presented.

F-25

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

3. Debt & Other Liabilities

Convertible Notes

In 2019, the Company entered into a series of convertible note agreements (the “2019 Notes”) totaling $3,174,885.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $6,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis. Unless converted due to qualified financing or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of a “Majority of Interest” at the Maturity Date. A Majority of Interest is comprised of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes.

Of the 2019 Notes, $105,000 was for the exchange of consulting/advisory services, whereby no cash was received. The 2019 Notes related to advisory services were for services rendered in 2019. The value of these notes was recorded as compensation expense during 2019.

Interest expense related to these notes for the year ended December 31, 2019 was $80,433.

4. Stockholders’ Deficit

Series Seed and Seed-1 Preferred Stock

On June 20, 2014, the Company closed an offering of 700,000 shares of Series Seed Preferred Stock (the “Series Seed”). On November 23, 2015, the Company closed an offering of 610,238 shares of Series Seed-1 Preferred Stock (the “Series Seed-1”). Features of the Series Seed and Series Seed-1 include the following.

•	Non-cumulative dividends of 5% per annum if declared by the Board
•	Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock
•	Liquidation preference equal to the original issue price plus any declared and unpaid dividends, only after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock. After payment of the liquidation preference, the Series A participates pro rata with the Common stock

At December 31, 2019 and 2018, no dividends had been declared for the Series Seed and Series Seed-1. There have been no conversions of Series Seed or Series Seed-1 into Common stock. The conversion ratio of the Series Seed and Series Seed-1 at December 31, 2019 and 2018 remains 1:1.

F-26

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Series A Preferred Stock

On December 17, 2017, the Company closed an offering of 3,666,064  shares of Series A Preferred Stock (the “Series A”). Features of the Series A include the following.

•	Cumulative dividends of 5% per annum accrue “whether or not declared,” payable upon declaration, liquidation, conversion or redemption of the Series A
•	Redeemable seven years after initial issuance. Redemption request must be by a majority of the Series A holders for the greater of (A) $1.9571 per share plus all accrued dividends, or (B) the fair market value of the Series A.
•	Redeemable by only one investor if certain operations move out of the state of Connecticut. Redemption price is the higher of FMV or $1.9571 per share plus a 12% rate of return.
•	Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock
•	Liquidation preference equal to $1.9571 per share plus all accrued dividends. After payment of the liquidation preference, the Series A participates pro rata with the Common stock (including shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock converted into Common stock in connection with a liquidation).

At December 31, 2019 and 2018, accrued dividends were $749,743 and $372,274, respectively. There have been no conversions of Series A to Common stock. The conversion ratio of the Series A to Common stock remains 1:1.

Warrant to Purchase Stock

On May 9, 2017, the Company issued a warrant (the “Warrant”) to purchase Preferred stock. The Warrant expires May 9, 2027. Features of the Warrant include the following.

•	Exercisable into 191,982 shares of the Company’s Series A Preferred Stock
•	Exercise price is $1.07
•	Warrant vested 75% after one year and the remaining 25% vested after two years. As of December 31, 2019, the Warrant is fully vested.

At December 31, 2019 and 2018, the Warrant had not been exercised.

Shares Issued for Services

During the year ended December 31, 2019, the Company issued 103,279 shares of common stock for services rendered by consultants/employees, recognizing compensation expense of $36,059. Compensation expense related to these issuances was based on the estimated fair value of the Company’s common stock at the time of issuance. These shares are subject to a vesting schedule, typically four years, and subject to continued services.

F-27

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Shares Issued for Marketing

During the year ended December 31, 2019, the Company issued 566,400 shares of common stock to a strategic partner for future marketing services, booking a prepaid marketing asset of $203,904. Marketing expenses will be booked against the asset as the Company utilizes the services.

5. Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Pursuant to Series A financing, the 2014 Plan was amended and up to 1,599,247 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2019 and 2018, the Company granted 227,000 and 94,000 stock options under the Plan to various advisors, contractors and employees, respectively. Of the 2019 total, 128,000 was granted to an employee on the condition that certain performance was met. No portion has vested and the Company does not expect the performance obligation to be met as of the date of these financial statements. The total grant fair value of options granted in 2019 and 2018 was $19,244 and $18,044, respectively. The granted options had an exercise price of $0.35-$0.36, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period or performance-based vesting.

The following summarizes the Company’s stock option activity for the year ended December 31, 2019 and 2018.

	Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Life (Years)

Outstanding at January 1, 2018	–	$
Granted	94,000		0.35	10.0
Forfeited/cancelled	(69,000)		0.35
Outstanding at December 31, 2018	25,000		$0.35	9.3
Granted	227,000		0.36
Forfeited/cancelled	(5,000)
Outstanding at December 31, 2019	247,000		$0.36	9.4

Vested and expected to vest at December 31, 2019	119,000		$0.36	9.4

Exercisable at December 31, 2019	11,750		$0.35

The Company recorded expenses of $5,837 and $1,872 during the year ended December 31, 2019 and 2018, respectively, related to stock options.

F-28

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2019, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $29,579, which is expected to be recognized over a weighted average period of approximately 3.5 years.

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The input assumptions used by the Company are as follows:

	2019	2018
Expected life in years	6.5 - 10	10
Stock price volatility	43.07%	44.23%
Risk free interest rate	1.90%	2.10%
Expected dividends	None	None

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term for contractors is the contractual life.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

F-29

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

6. Income Taxes

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

	Years Ended December 31,
	2019	2018
Statutory federal rate	21.0%	21.0%
State income taxes net of federal income tax benefit	8.7%	8.7%
Permanent differences for tax purposes	-0.1%	-0.1%
Change in valuation allowance	-29.6%	-29.6%
Effective income tax rate	0.0%	0.0%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21%, primarily due to the change in the valuation allowance and state income tax benefit, offset by nondeductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	Years Ended
	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$2,825,316	$1,779,227
Accrued officer compensation	409,762	336,402
Stock-based compensation	1,006	524
Total deferred tax assets	3,236,084	2,116,153
Valuation allowance	(3,236,084)	(2,116,153)
Net deferred tax assets	$–	$–

At December 31, 2019, the Company had available net operating loss carryovers of approximately $9.4 million for both federal and state taxes that may be applied against future taxable income. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized. The net change in the valuation allowance is primarily due to the net loss generated in 2019, which increased the net operating loss carryforward in 2019 compared to 2018 by $1.0M.

The Company files income tax returns in the U.S. federal jurisdiction, Connecticut, and California and is subject to income tax examinations by tax authorities for tax years ended 2016 and later. The Company currently is not under examination by any tax authority. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2019, the Company has no accrued interest or penalties related to uncertain tax positions.

F-30

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

7. Related party transactions

During 2019, convertible notes totaling $825,000 were issued to related parties which include management employees and entities controlled by directors of the Company. Of these notes, $90,000 were issued in exchange for services.

During 2019, restricted stock totaling $36,059 was issued to management employees who are related parties. The restricted stock was issued in exchange for services.

8. Commitments & Contingencies

Litigation

On June 9, 2020, Verizon Media filed an action in the Supreme Court of the State of New York, County of New York claiming conversion, unjust enrichment and breach of contract in connection with a payment made by Verizon Media to the Company pursuant to a Publisher Master Services Agreement. In the lawsuit, Verizon Media asserts that it overpaid the Company approximately $232,000 due to a data entry error on Verizon Media’s part and seeks a return of that payment. The Company denies that the payment was in error and intends to vigorously defend against the claims. M&M has also asserted counterclaims against Verizon Media for its own breach of the Publisher Master Services Agreement. The case remains at the pleadings stage and, as a result, we are not able to evaluate the likelihood of an unfavorable outcome or an estimate of potential loss at this time. The Company has recorded the payment as a contingent liability until the dispute is resolved.

9. Subsequent events

The Company has evaluated subsequent events that occurred after December 31, 2019 through February 12, 2020 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Additional 2019 Convertible Note Issuance

In 2020, the Company entered into a series of additional convertible note agreements totaling $360,000, same terms as the original 2019 Notes.

2020 Convertible Note Issuance

Beginning July 2020, the Company entered into a series of convertible note agreements (the “2020 Notes”) totaling $2,636,689. Of these notes, $1,088,350 were issued to related parties which include management employees and entities controlled by directors of the Company.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis.

F-31

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Additionally, for each $50,000 in the principal amount of the 2020 Notes, the purchaser will receive a warrant to purchase next equity securities equal to 0.075% of the total number of shares of Common Stock outstanding immediately prior to the such next qualified financing on a fully diluted basis. The purchase price of each share of the next equity securities shall equal to 70% of the price per share. The warrants will expire five years after the initial closing of the sale of next equity securities.

Each purchaser is granted the right to purchase an additional Note equal to the same principal amount as the original 2020 Note purchased and will receive a warrant upon the same terms. This Right of First Offer shall expire on the earlier of February 15, 2021 or the initial closing of the next qualified financing.

Of the 2020 Notes, $88,350 was for the exchange of consulting/advisory services, whereby no cash was received.

Warrant Issuance

On March 27, 2020, the Company issued a warrant to a strategic partner (“Partner”). The warrant is exercisable into the most senior shares of the Company representing 3.59% of the fully diluted, as converted equity capitalization as of the date immediately preceding the closing of the Company’s next round of financing that exceeds $10 million (“Next Round”).

The exercise price is 80% of the Next Round, however the company will reimburse the Partner for any amount paid in excess of $0.00001 per share, so effectively the warrant is exercisable for $0.00001 per share. The warrant vests 75% after one year, and the remaining 25% vests after two years. As part of the warrant, the Partner has the right to buy-up to 3.59% of the Company in any subsequent round at the then-current price if the Next Round is not completed by the two-year anniversary of the warrant.

In December 2020, the Company issued a warrant exercisable into 590,276 shares of Common Stock to an entity controlled by a Company director.

Stock Options

In 2020, the Company granted 115,000 stock options under the Plan to consultants.

Stock Issuance

In January 2021, the Company issued 50,000 common shares to a management employee at a price per share of $0.22.

PPP Loan

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC.

F-32